SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            APPLIED FILMS CORPORATION
                            -------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                    038197109
                           --------------------------
                                 (CUSIP Number)

                                   Thomas Emch
                             Unaxis Management Ltd.
                              Hofwiesenstrasse 135
                                  P.O.Box 2409
                                 CH-8021 Zurich
                                   Switzerland
                                011-41-1-360-9696
                           --------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:


         W. Jeffrey Lawrence                    Dr. Thomas Konig
         Shearman & Sterling                   Shearman & Sterling
           Broadgate West                    Mainzer Landstrasse 16
           9 Appold Street                   60325 Frankfurt am Main
           London EC2 2AP                            Germany
           United Kingdom

      Tel: 011-44-20-7655-5000              Tel: 011-49-69-9711-1000

                                December 31, 2000
                           --------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No.     038197109
              ------------------------------------------------------------------

(1)      Name of Reporting Person(s)  UNAXIS DEUTSCHLAND GMBH (formerly
                                      ---------------------------------
         BALZERS PROCESS SYSTEMS GMBH)
         -----------------------------------------------------------------------

         S.S. or I.R.S. Identification No. of Above Person
                                                          ----------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)

(3)      SEC Use Only
                     -----------------------------------------------------------

         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)   OO

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).  |_|

(6)      Citizenship or Place of Organization Germany
                                              ----------------------------------
-------------------
     Number of                (7)    Sole Voting Power          NONE
       Shares                                                -------------------
    Beneficially              (8)    Shared Voting Power        673,353
      Owned by                                               -------------------
        Each                  (9)    Sole Dispositive Power     NONE
     Reporting                                               -------------------
    Person With              (10)    Shared Dispositive Power   673,353
-------------------                                          -------------------


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         673,353 Shares
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

(13)     Percent of Class Represented by Amount in Row (11) 10.3%
                                                            --------------------

(14)     Type of Reporting Person (See Instructions)  OO
                                                     ---------------------------

CUSIP No.     038197109
              ------------------------------------------------------------------

(1)      Name of Reporting Person(s)  UNAXIS DEUTSCHLAND HOLDING GMBH
                                      ------------------------------------------

         S.S. or I.R.S. Identification No. of Above Person
                                                          ----------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)

(3)      SEC Use Only
                     -----------------------------------------------------------

         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)   OO

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).  |_|

(6)      Citizenship or Place of Organization Germany
                                              ----------------------------------
-------------------
     Number of                (7)    Sole Voting Power          NONE
       Shares                                                -------------------
    Beneficially              (8)    Shared Voting Power        673,353
      Owned by                                               -------------------
        Each                  (9)    Sole Dispositive Power     NONE
     Reporting                                               -------------------
    Person With              (10)    Shared Dispositive Power   673,353
-------------------                                          -------------------


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         673,353 Shares
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

(13)     Percent of Class Represented by Amount in Row (11) 10.3%
                                                            --------------------

(14)     Type of Reporting Person (See Instructions)  OO
                                                     ---------------------------

CUSIP No.     038197109
              ------------------------------------------------------------------

(1)      Name of Reporting Person(s)  UNAXIS HOLDING AG
                                      ------------------------------------------

         S.S. or I.R.S. Identification No. of Above Person
                                                          ----------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)

(3)      SEC Use Only
                     -----------------------------------------------------------

         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)   OO

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).  |_|

(6)      Citizenship or Place of Organization Switzerland
                                              ----------------------------------
-------------------
     Number of                (7)    Sole Voting Power          NONE
       Shares                                                -------------------
    Beneficially              (8)    Shared Voting Power        673,353
      Owned by                                               -------------------
        Each                  (9)    Sole Dispositive Power     NONE
     Reporting                                               -------------------
    Person With              (10)    Shared Dispositive Power   673,353
-------------------                                          -------------------


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         673,353 Shares
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

(13)     Percent of Class Represented by Amount in Row (11) 10.3%
                                                            --------------------

(14)     Type of Reporting Person (See Instructions)  CO
                                                     ---------------------------

Item 1.           Security and Issuer.
                  -------------------

                  The class of equity securities to which this Statement on
Schedule 13D relates is the Common Stock, no par value (the "Issuer Common Stock"), of Applied Films Corporation, a Colorado corporation (the "Issuer"), with its principal executive offices located at 9586 I-25 Frontage Road, Longmont, CO 80504, U.S.A.

Item 2.           Identity and Background.
                  -----------------------

                  This Statement on Schedule 13D is being filed by Unaxis Deutschland GmbH (formerly Balzers Process Systems GmbH), Unaxis Deutschland Holding GmbH and Unaxis Holding AG (collectively, the "Reporting Persons").

                  Unaxis Deutschland GmbH ("Unaxis GmbH"), a limited liability company incorporated under the laws of Germany, has its principal executive offices at Wilhelm-Rohn-Strasse 25, D-63450 Hanau, Germany and is a provider of information technology for data storage. At December 31, 2000, 100% of Unaxis GmbH's share capital was owned by Unaxis Holding Deutschland GmbH.

                  Unaxis Deutschland Holding GmbH ("UXHDE"), a limited liability company incorporated under the laws of Germany, has its principal executive offices at Wilhelm-Rohn-Strasse 25, D-63450 Hanau, Germany and is the holding company for the operations of the Unaxis group in Germany providing certain central functions, such as financial, human resources, legal and export control. At December 31, 2000, approximately 99.5% of UXHDE's share capital was owned by Unaxis Holding AG.

                  Unaxis Holding AG, a Swiss stock corporation ("Parent"), has its principal executive offices at Hofwiesenstrasse 135, CH-8021 Zurich, Switzerland and is the ultimate parent company of a diversified industrial group providing information technology in the area of equipment manufacturing, semiconductor, data storage, display and optics and surface technology in the area of ware protection.

                  The directors and executive officers of the Reporting Persons are set forth on Exhibit A attached hereto. Exhibit A sets forth the following information with respect to each such person: (i) name; (ii) business address;
(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

                  During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Exhibit A attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                  Unaxis GmbH acquired the shares of Issuer Common Stock owned by it on December 31, 2000 (the "Closing Date") upon the consummation of the transactions contemplated by a Share Purchase and Exchange Agreement, dated as of October
18, 2000, as amended by an Amendment Agreement thereto, dated as of December 29, 2000 (as so amended, the "Share Purchase Agreement"), entered into by the Issuer, AFCO GmbH & Co. KG, a limited partnership under German law ("AFCO"), Unaxis GmbH and Parent, pursuant to which Unaxis GmbH was entitled to receive 673,353 shares of Issuer Common Stock. The shares of Issuer Common Stock acquired by Unaxis GmbH form part of the consideration received by Unaxis GmbH in exchange for the sale of the LAD Business (see Item 4 below).

                  The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit B and which is incorporated herein by reference in its entirety.

Item 4.           Purpose of Transaction.
                  ----------------------

                  The Share Purchase Agreement provided for the sale of the large area coating business of Parent (the "LAD Business"). Parent reorganized its LAD Business by transferring all of the assets and certain liabilities (including employments) of the LAD Business operated in Germany, Belgium and Korea to new entities (the "New LAD Entities"). The portion of the LAD Business operated in Germany was transferred to a newly established German KG ("NewCo KG"). Unaxis GmbH is the sole limited partner of NewCo KG and NewCo GmbH, a wholly owned subsidiary of Unaxis GmbH, is the general partner of NewCo KG.

                  Pursuant to the Share Purchase Agreement, Unaxis GmbH sold to AFCO the limited partnership interest in NewCo KG (the "KG Interest") and the share in NewCo GmbH (the "GmbH Interest" and together with the KG Interest, the "Shares") owned by Unaxis GmbH. In addition, on the Closing Date, Parent sold and transferred to the Issuer or its designated subsidiary the shares in the New LAD Entities other than NewCo KG and NewCo GmbH (the "Foreign Shares") as well as the assets and liabilities of the LAD Business operated in the U.S., Hongkong and Japan on the basis of separate agreements and/or transfer documents. The parties agreed to transfer to the Issuer or its designated subsidiaries the LAD Business operated in China and Taiwan as promptly as permitted by law after the Closing Date.

                  The aggregate consideration owed by AFCO for the acquisition of the Shares and by the Issuer or its designated subsidiary for the Foreign Shares and the Foreign Assets and Liabilities equalled (a) US$ 60,000,000, subject to adjustment (the "Cash Component") and (b) 673,353 shares of Issuer Common Stock (the "Stock Component"). As provided by the Share Purchase Agreement, the Stock Component was delivered by AFCO to Unaxis GmbH on the Closing Date.

                  In the Share Purchase Agreement, the Issuer has agreed to ensure that immediately after the Closing Date a person nominated by Unaxis GmbH is appointed to the Board of Directors of the Issuer (the "Board"). For the period during which Unaxis GmbH continues to own 10% or more of the outstanding shares of Issuer Common Stock or purchases additional shares as set forth below, a person nominated by Unaxis GmbH to the Board will be proposed to the stockholders' meeting of the Issuer for election. If Unaxis GmbH sells any of its shares of Issuer Common Stock and subsequently owns less than 10% of the outstanding shares of Issuer Common Stock for any reason, including because of additional shares issued by the Issuer, Unaxis GmbH's right to a seat on the Board will be lost immediately. If Unaxis GmbH has not sold any of its shares of Issuer Common Stock and falls below 10% of the total outstanding shares of Issuer Common Stock because the Issuer issues additional shares or takes other corporate action: (a) Unaxis GmbH will be permitted to purchase additional shares of Issuer Common Stock either from the Issuer or in the open market to keep its ownership at or above 10%; (b) If Unaxis GmbH does not purchase enough shares of Issuer Common Stock to restore its ownership to 10% or more of the total outstanding shares of Issuer Common Stock, it will lose its right to a seat on the Board immediately, subject to paragraph (c) below; (c) If Unaxis GmbH has spent US$2 million to purchase shares of Issuer Common Stock pursuant to paragraph (a) above, and still owns less than 10% of the outstanding shares of Issuer Common Stock, Unaxis GmbH will nonetheless retain its right to a seat on the Board until one year after the Closing Date. At such time as Unaxis GmbH loses its right to a seat on the Board, Unaxis GmbH will cause the director nominated by it to resign within ten days. Thereafter, the Issuer will have no further obligation to nominate Unaxis GmbH's designee to the Board, even if Unaxis GmbH's ownership of Issuer Common Stock later increases above 10% of the total outstanding shares of Issuer Common Stock.

                  In the Share Purchase Agreement, Unaxis GmbH agreed not to sell, transfer or otherwise dispose of the shares of Issuer Common Stock which it has acquired as part of the Stock Component for a period of nine months following the Closing Date. In addition, Unaxis GmbH agreed, except for the shares of Issuer Common Stock acquired pursuant to the terms of the Share Purchase Agreement, that it will not and will cause its affiliates not to acquire additional shares of Issuer Common Stock after the Closing Date for so long as a nominee of Unaxis GmbH is a member of the Board and a period of six months after the Unaxis GmbH nominee has resigned as described above, however at least for a period of two years after the Closing Date, in open market transactions or otherwise, without the prior written consent of the Issuer.

                  Upon the expiration of the restrictions set forth above, the Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire shares of Issuer Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Issuer Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

                  Except as set forth in this Statement or the Share Purchase Agreement, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the individuals named in Exhibit A hereto have formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

                  The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit B and which is incorporated herein by reference in its entirety.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

                  As a result of the consummation of the transactions contemplated by the Share Purchase Agreement, the Reporting Persons may be deemed to each be the beneficial owners of 673,353 shares of Issuer Common Stock for purposes of Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended, which represents approximately 10.3% of the shares of Issuer Common Stock outstanding. To the knowledge of the Reporting Persons, there are no shares of Issuer Common Stock which are beneficially owned by any other person referred to in Exhibit A hereto. The Reporting Persons may be deemed to have shared power to vote and to dispose of the 673,353 shares of Issuer Common Stock held by Unaxis GmbH.

                  Except as set forth herein, to the knowledge of the Reporting Persons, neither the Reporting Persons nor any other person referred to in Exhibit A hereto beneficially owns or has acquired or disposed of any shares of Issuer Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                  -----------------------------------

                  Except as provided in this Statement and the Share Purchase Agreement, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to Be Filed as Exhibits.
                  --------------------------------

Exhibit A -       Directors and Officers of the Reporting Persons.

Exhibit B -       Share Purchase and Exchange Agreement, dated as of October
                  18, 2000 among Applied Films Corporation, AFCO GmbH & Co. KG,
                  Unaxis Deutschland GmbH (formerly Balzers Process Systems
                  GmbH) and Unaxis Holding AG and Amendment Agreement thereto, dated as of December 29, 2000.

Exhibit C -       Joint Filing Agreement among the Reporting Persons pursuant to
                  Rule 13d-1(k)(l)(iii).

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


January 10, 2001

                                         UNAXIS DEUTSCHLAND GMBH


                                         By:      /s/ Volker Grafe
                                             -----------------------------------
                                         Name:  Volker Grafe
                                         Title:  Managing Director


                                         UNAXIS DEUTSCHLAND HOLDING GMBH


                                         By:      /s/ Volker Grafe
                                             -----------------------------------
                                         Name:  Volker Grafe
                                         Title: Managing Director


                                         UNAXIS HOLDING AG


                                         By:      /s/ Kurt Mueck
                                             -----------------------------------
                                         Name:  Kurt Mueck
                                         Title:  Executive Vice President


                                         By:      /s/ Dr. Thomas Emch
                                             -----------------------------------
                                         Name:  Dr. Thomas Emch
                                         Title:  General Counsel

                                  EXHIBIT INDEX


Exhibit No.                             Description                    Page No.
-----------                             -----------                    --------
     A           Directors and Officers of the Reporting Persons.

     B Share Purchase and Exchange Agreement, dated as of October 18, 2000 among Applied Films Corporation, AFCO GmbH & Co. KG, Unaxis Deutschland GmbH (formerly Balzers Process Systems GmbH) and Unaxis Holding AG and Amendment Agreement thereto, dated as of December 29, 2000.

     C Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d-1(k)(l)(iii).

                                                                       EXHIBIT A
                                                                       ---------

         The name, business address, present position and principal occupation and citizenship of each of the directors and executive officers of the Reporting Persons are set forth below. Each occupation set forth opposite an individual's name, unless otherwise indicated, refers to employment with the Reporting Person.

                             Unaxis Deutschland GmbH
                             -----------------------

Name                     Business Address                    Position with              Citizenship
----                     ----------------                the Reporting Person           -----------
                                                       and Principal Occupation
                                                       ------------------------
Karl A. Rahm        Unaxis Deutschland GmbH,     Managing Director                      Swiss
                    Junkersstrasse 1, D-63755
                    Alzenau, Germany

Helmut              Unaxis Deutschland GmbH,     Managing Director                      German
Frankenberger       Siemensstrasse 100,
                    D-63755 Alzenau, Germany

Volker Grafe        Unaxis Deutschland Holding   Managing Director;                     German
                    GmbH, Wilhelm-Rohn-Strasse   Managing Director, Unaxis
                    25, D-63450 Hanau, Germany   Deutschland Holding GmbH,
                                                 Wilhelm-Rohn-Strasse 25, D-63450
                                                 Hanau, Germany

                                Unaxis Holding AG
                                -----------------

Name                     Business Address                    Position with              Citizenship
----                     ----------------                the Reporting Person           -----------
                                                       and Principal Occupation
                                                       ------------------------
Dr. Willy Kissling  Unaxis Holding AG,           Chairman of the Board of Directors     Swiss
                    Hofwiesenstrasse 135,        and Chief Executive Officer
                    CH-8021 Zurich, Switzerland

Jakob Schmuckli     Unaxis Holding AG,           Vice-Chairman of the Board of          Swiss
                    Hofwiesenstrasse 135,        Directors
                    CH-8021 Zurich, Switzerland

Peter Kupfer        Peter Kupfer                 Member of the Board of Directors;      Swiss
                    Unternehmensberatung,        Consultant, Peter Kupfer
                    Rotfluhstrasse 83, CH-8702   Consultancy, Rotfluhstrasse 83,
                    Zollikon, Switzerland        CH-8702 Zollikon, Switzerland


Name                     Business Address                    Position with              Citizenship
----                     ----------------                the Reporting Person           -----------
                                                       and Principal Occupation
                                                       ------------------------
Dr. Pius Baschera   Hilti AG,                    Member of the Board of Directors;      Swiss
                    Feldkircherstrasse,          Chief Executive Officer, Hilti AG,
                    Postfach 166, FL-9494        Feldkircherstrasse, Post-fach 166,
                    Schaan, Liechtenstein        FL-9494 Schaan, Liechtenstein


Dr. Lothar Spath    Jenoptik AG,                 Member of the Board of Directors;      German
                    Carl-Zeiss-Strasse 1, D-     Chief Executive Officer, Jenoptik
                    07743 Jena, Germany          AG, Carl-Zeiss-Strasse 1, D- 07743
                                                 Jena, Germany

Dr. Markus Rauh     Swisscom AG, Schochengasse   Member of the Board of Directors;      Swiss
                    6, CH-9001 St. Gallen,       President, Swisscom AG,
                    Switzerland                  Schochengasse 6, CH-9001 St. Gallen,
                                                 Switzerland

Bruno Widmer        Bruno Widmer Consulting,     Member of the Board of Directors;      Swiss
                    Seefeldstrasse 299,          Consultant, Bruno Widmer Consulting,
                    CH-8008 Zurich,              Seefeldstrasse 299, CH-8008 Zurich,
                    Switzerland                  Switzerland

                                                                       EXHIBIT B

A.Prot. 2000/308



                                  NOTARIAL DEED

                      SHARE PURCHASE AND EXCHANGE AGREEMENT



Negotiated at Basel/Switzerland this 18th (eighteenth) day of October 2000 (two thousand).

Before me, the undersigned Notary Public

                                  STEPHAN CUENI

at Basel/Switzerland appeared today:

1. Mr. Thomas T. Edman, born May 20, 1962, US-citizen, with private domicile at 4376 Park Ct., Boulder, CO 80301, USA identified by his US-passport,

2. Mr. Lawrence D. Firestone, born March 24, 1958, US-citizen, with private domicile at 325 Roxbury Circle, CO Springs, Colorado 80906, USA, identified by his US-passport,

        Messrs. Edman and Firestone according to their declarations not acting in their own names but

a) jointly as President and CEO (Mr. Edman) and CFO (Mr. Firestone) respectively in the name and on behalf of

        Applied Films Corporation, a Colorado Corporation having its registered office at 9586 I-25 Frontage Rd., Longmont, CO 80504, USA,

                                            - hereinafter referred to as "AFC" -

b) Mr. Firestone as appointed but not yet registered managing director (Geschaftsfuhrer) with sole representation power in the name and on behalf of

        Isartor Holding Einundzwanzigste GmbH (to be renamed AFCO Verwaltungs
        GmbH), with registered head office at D-80331 Munchen, c/o Wessing, Isartorplatz 8, registered with the Commercial Register at the Local Court of Munich under HRB 133554, acting not for itself, but as representative of

        AFCO GmbH & Co. KG, a newly formed and not yet registered limited partnership under German law, with business address at D-80331 Munchen, Isartorplatz 8, to be registered in the Commercial Register at the Local Court of Munich in Section A,

                               - hereinafter referred to as "Alpha Subsidiary" -

3. Mr. Volker Grafe, born July 5, 1950, German citizen, with private domicile at D-52525 Heinsberg, Rembrandtstrasse 6, identified by his German passport,

        according to his declarations not acting in his own name but in the name and on behalf of

        Balzers Process Systems GmbH, a German limited liability company having its registered seat at D-63450 Hanau, Wilhelm-Rohn-Strasse 25, registered with the Commercial Register at the Local Court of Hanau under HRB 5392, presenting the attached certified copy of a registration application,

                                            - hereinafter referred to as "BPS" -

4. Dr. Thomas Emch, born June 11, 1950, Swiss citizen, with private domicile at CH-8914 Aeugst a.A., Im Uerenberg 10, identified by his Swiss passport,

        according to his declarations not acting in his own name but in the name and on behalf of

        Unaxis Holding AG, a Swiss stock corporation having its registered office at CH-8047 Zurich, Hofwiesenstrasse 135, registered with the Commercial Register of Zurich, Switzerland, under No. CH-020.3.919.027-3, presenting the attached written power of attorney and presenting a certified extract from the Commercial Register, a copy of which is attached hereto,

                                         - hereinafter referred to as "Unaxis" -

The persons appeared requested that this Deed including its Annexes and Exhibits be recorded in English. The acting notary public who is in sufficient command of the English language and ascertained that the persons appeared are also in command of the English language. After having been instructed by the notary public, the persons appeared waived the right to obtain the assistance of a certified interpreter; or a certified translation.

The acting notary explained to the persons appeared the contents of ss. 3 para. 1 (7) of the German Notarization Act (Beurkundungsgesetz). The persons appeared confirmed to the notary that he has not been involved in the transaction within the meaning of ss. 3 para. 1 (7) of the German Notarization Act.

The persons appeared, acting as indicated, asked for the Notarization of the following:



                      SHARE PURCHASE AND EXCHANGE AGREEMENT

                                    PREAMBLE

A. The Unaxis group is a diversified industrial group having its headquarters in Zurich, Switzerland. The ultimate parent company of the group is Unaxis whose shares are listed at the Zurich Stock Exchange
        (SWX). One of the group's business divisions is the large area coating business consisting of the following segments: Display Coatings, Web Coating for capacitors and decorative and packaging applications, Architectural and Automotive Inline Glass Coating and Diffusion Barrier for beverage bottle coating as well as Customer Service (the "LAD Business"). The LAD Business is described in more detail in Annex A 1. The LAD Business is presently operated by certain Unaxis subsidiaries listed in Annex A 2 which also conduct other business activities.

B. The Unaxis group is in the process of a major reorganization of all of its activities in order to focus on certain defined core businesses. In this process, Unaxis intends to sell the LAD Business. Prior to such sale, the LAD Business will be reorganized in order to establish a group of entities exclusively owning and operating the LAD Business. For this purpose, all assets and certain liabilities of the LAD Business except for the activities in Shanghai, China, and in Singapore, if any, will be transferred to new entities (the "New LAD Entities") as described in more detail in the memorandum attached as Annex B (the "Reorganization Memorandum"). The portion of the LAD Business operated in Germany will be transferred to a newly established German KG ("NewCo KG"). BPS will be the sole limited partner of NewCo KG and NewCo GmbH, a wholly-owned subsidiary of BPS, will be the general partner of NewCo KG.

C. AFC is a corporation incorporated under the laws of the State of Colorado. AFC operates a business in the area of the production of thin film coating equipment and the production of thin film coated glass (the "AFC Business"). AFC is the sole limited partner of Alpha Subsidiary and Alpha Subsidiary GmbH, a wholly-owned German subsidiary of AFC, is the general partner of Alpha Subsidiary.

D. AFC and BPS have agreed on a transaction in which Alpha Subsidiary will acquire all shares and limited partnership interests in the New LAD Entities and AFC or another designated subsidiary of AFC will take over the assets and liabilities (including employments) of the LAD activities in Shanghai, China, and in Singapore, if any. BPS will as consideration receive a cash payment and AFC shares representing approximately 10% of AFC's common voting stock.



NOW, THEREFORE, the Parties agree as follows:

                                    Article 1

                  Corporate Reorganization of the LAD Business

1.1 Subject to the following provisions, BPS shall ensure that the LAD Business will be reorganized as set forth in the Reorganization Memorandum (the "LAD Reorganization") on or prior to December 31, 2000. The LAD Reorganization will be carried out with economic effect as of December 31, 2000 or any other date prior to December 31, 2000 approved by AFC and BPS. A preliminary contribution balance sheet of the portion of the LAD Business operated in Germany as of June 30, 2000 is attached hereto as Annex 1.1.1, a draft contribution agreement (Einbringungsvertrag) is attached as Annex 1.1.2 and preliminary lists of assets, intellectual property rights and contracts and agreements to be transferred to NewCo KG are attached hereto as Annex 1.1.3. A preliminary list of the employments which will be transferred to the New LAD Entities is attached as Annex 1.1.4. The preliminary contribution balance sheet and the draft contribution agreement (including exhibits) (collectively the

        "Reorganization Documentation") as well as Schedules 1(b), 1(d), 3(c)1, 3(c)2, 3(c)3 and 15 (Part I) of the BPS Disclosure Memorandum referred to in Article 5 hereof (the "Preliminary Schedules") will be further developed, completed and updated by BPS in consultation with AFC after the signing of this Agreement in order to properly reflect the scope of the LAD Business as operated as of the date of the effectiveness of the LAD Reorganization, provided that prior to the consummation of the LAD Reorganization the finalized Reorganization Documentation and any changes of the Preliminary Schedules shall be submitted by BPS to AFC for approval, such approval not to be unreasonably (nicht ohne wichtigen Grund) withheld. The preliminary list of employments to be transferred to the New LAD Entities will be updated as agreed between BPS and AFC from time to time.

1.2 As of the Closing Date as defined in Sec. 2.4 hereof, the New LAD Entities shall only have the following liabilities, obligations and other legal commitments of any kind and based on whatever legal reason, whether absolute or contingent, mature or immature, liquidated or unliquidated, known or unknown, disclosed or undisclosed (collectively the "Liabilities")

        (a) all Liabilities to be transferred to, or to be assumed by, the New LAD Entities in the LAD Reorganization, including, but not limited to, Liabilities arising from any contracts or agreements to be transferred to, or to be assumed by, the New LAD Entities, or incurred after the LAD Reorganization by any of the New LAD Entities (i) as expressly provided for in this Agreement, (ii) with AFC's prior consent or (iii) in the ordinary course of business on or before the Closing Date which have not been discharged; and

        (b) any Liabilities other than the Liabilities referred to in sub-para. (a) above if they are reflected as liabilities or are of the type and within the amount of any of the provisions established in the Final Closing Balance Sheets as defined in Sec.
              3.5 hereof.

              (the above Liabilities hereinafter "Assumed Liabilities")

        On or after the Closing Date, the New LAD Entities shall not have any Liabilities arising out of the operation of the LAD Business prior to the Closing Date or arising out of the LAD Reorganization other than the Assumed Liabilities.

1.3 BPS hereby agrees to indemnify from and after the Closing Date AFC, Alpha Subsidiary and the New LAD Entities against any and all Liabilities, including reasonable attorney's fees and disbursements of AFC, Alpha Subsidiary or any of the New LAD Entities, as the case may be, incurred in connection with any such Liability including, but not limited to, Liabilities relating to tax or environmental matters, arising out of the operation of the LAD Business prior to the Closing Date or arising out of the LAD Reorganization, other than the Assumed Liabilities.

        Notwithstanding the foregoing provisions, BPS shall not be obligated to indemnify AFC, Alpha Subsidiary or any of the New LAD Entities, as the case may be, to the extent that:

              (a) the aggregate claims for indemnity under the foregoing provisions are equal to or less than US $ 100,000 (in words: one hundred thousand), provided that if the above threshold is exceeded the entire amount of the claim shall be indemnified (Freigrenze), or

              (b)  AFC fails to give notice pursuant to the provisions of Sec.
                   1.5 hereof of (i) claims for indemnity under the foregoing provisions regarding tax matters within six (6) months after the relevant administrative or court decision has become final, (ii) claims for indemnity under the foregoing provisions regarding environmental matters within six (6) months after the relevant administrative or court decision has become final, however on or before December 31, 2005 at the latest, or (iii) any other claims for indemnity under the foregoing provisions on or before September 30, 2002, or

              (c) AFC, Alpha Subsidiary or the respective New LAD Entity receives payment from an insurer or any other third party for any of such claims, losses, damages, costs, expenses, attorney fees or disbursements suffered by AFC, Alpha Subsidiary or any of the New LAD Entities that are otherwise subject to indemnification under the foregoing provisions, or

              (d) the Liabilities to be indemnified hereunder have resulted in a reduction of the Purchase Price pursuant to Article 3, or

              (e) the increase of a tax liability of any of the New LAD Entities to be indemnified hereunder would result in a decrease of the taxable income of the respective New LAD Entity in future fiscal years, provided that such decrease shall be discounted as per the Closing Date at a rate of 5.5% p.a.

1.4 AFC hereby agrees to indemnify from and after the Closing Date BPS and all affiliates of BPS as defined in ss.ss. 15 et seq. of the German Stock Corporation Law (Aktiengesetz) against any and all Assumed Liabilities or any Liabilities arising out of the operation of the LAD Business after the Closing Date other than Liabilities the existence of which constitutes a breach of any of the BPS Representations as defined in Article 5 hereof to be compensated pursuant to Article 6 hereof, including reasonable attorney's fees and disbursements incurred in connection with such Liabilities.

        Notwithstanding the foregoing provisions, AFC shall not be obligated to indemnify BPS or any of the affiliates of BPS, as the case may be, to the extent that:

        (a) the aggregate claims for indemnity under the foregoing provisions are equal to or less than US $ 100,000 (in words: one hundred thousand), provided that if the above threshold is exceeded the entire amount of the claim shall be indemnified (Freigrenze), or

        (b) BPS fails to give notice pursuant to the provisions of Sec. 1.5 hereof of claims for an indemnity against any of the Assumed Liabilities under the foregoing provisions on or before September 30, 2002, it being understood that for claims for an indemnity against any of the Liabilities arising out of the operation of the LAD Business after the Closing Date no time limitation shall apply, or

        (c) BPS or the respective BPS affiliate receives payment from an insurer or any other third party for any of such claims, losses, damages, costs, expenses, attorney fees or disbursements suffered by BPS or the respective BPS affiliate that are otherwise subject to indemnification under the foregoing provisions.

1.5 A party against which a claim for indemnification is made pursuant to Sec. 1.3 or 1.4 (an "Indemnifying Party") shall not be liable under such provisions unless the following procedural rules have been complied with:

1.5.1   Third-Party Claims

        (a) Promptly and without undue delay after receipt by an entity entitled to be indemnified under Sec. 1.3 or 1.4 (an "Indemnified Party") of notice of the assertion of any claim or demand with respect to any of the Liabilities referred to in Sec. 1.3 or 1.4, such Indemnified Party will give written notice to the Indemnifying Party of such assertion of a claim or demand and reject the fulfillment unless otherwise agreed between the Indemnifying and the Indemnified Party.

        (b) Promptly and without undue delay after receipt by an Indemnified Party of notice of the commencement of any legal proceedings relating to any of the Liabilities referred to in Sec. 1.3 or 1.4 against it, such Indemnified Party will give written notice to the Indemnifying Party of the commencement of such proceeding.

        (c) If any legal proceedings are brought against an Indemnified Party, the Indemnifying Party will, unless the claim involves taxes (para. 1.5.2 below), be entitled to participate in such proceeding and, to the extent that it wishes (unless (i) the Indemnifying Party is also a party to such proceeding and the Indemnified Party determines in good faith that joint representation would be inappropriate or (ii) the Indemnifying Party fails to provide reasonable assurances to the Indemnified Party of its financial capacity to defend such proceeding and provide indemnification with respect to such proceeding), to assume the defense of such proceeding on behalf of the Indemnified Party with counsel satisfactory to the Indemnified Party. If the Indemnifying Party assumes the defense of a proceeding, (i) it will be conclusively established for purposes of this Agreement that the claims made in that proceeding are within the scope of and subject to indemnification by the Indemnifying Party; and (ii) no compromise or settlement of such claims may be effected by the Indemnifying Party without the Indemnified Party's consent (such consent not to be unreasonably withheld) unless the sole relief provided is monetary damages that are paid in full by the Indemnifying Party concurrently with the compromise or settlement. If notice is given to an Indemnifying Party of the commencement of any proceeding and the Indemnifying Party does not within ten (10) days give notice to the Indemnified Party of its election to assume the defense of such proceeding, the Indemnifying Party will be bound by any determination made in such proceeding or any compromise or settlement effected by the Indemnified Party with its consent (such consent not to be unreasonably withheld), provided that the Indemnified Party shall pursue such proceeding with the care and diligence of a prudent businessman (Sorgfalt eines ordentlichen Kaufmanns) with counsel reasonably satisfactory to the Indemnifying Party.

1.5.2   Tax Matters

        If, in connection with the audit of any return of any of the New LAD Entities or any predecessors with respect to the LAD Business or any tax assessments for a period on or before Closing Date, a proposed adjustment is asserted in writing with respect to any taxes asserted against any of the New LAD Entities for which BPS is required to indemnify the respective New LAD Entity pursuant to Sec. 1.3 hereof, AFC shall notify BPS in writing of such proposed adjustment within 5 (five) business days after receipt thereof. Upon notice to BPS within 5 (five) business days after receipt of a notice of such proposed adjustment from AFC, BPS may assume (at its own cost and expense) on behalf of the respective New LAD Entity control of the contestation of such proposed adjustment. Otherwise, the respective New LAD Entity shall pursue the contestation of such proposed adjustment with the care and diligence of a prudent businessman.

1.5.3 The parties will make available to each other and each other's personnel, agents, accountants and other professional advisors all of the relevant documents, books and records and provide all necessary information relating to any matters for which an indemnity is claimed under Sec. 1.3, 1.4 or 1.5 and each party will render to the other assistance as may be reasonably required in order to insure the proper and adequate defense in such matters.

1.6 After the Closing, NewCo KG will implement the transfer of the LAD facilities currently located in Hanau to the new site in Alzenau as described in detail in Annex 1.6 (the "Restructuring Program") in its own name and for its own account.

        BPS shall reimburse NewCo KG for the costs and expenses incurred in the implementation of the Restructuring Program in accordance with the following provisions provided that Alpha Subsidiary shall cause NewCo KG to comply with the following requirements:

1.6.1 Any contracts to perform any of the work to be conducted by third-party contractors as specified in Part II of Annex 1.6 ("Restructuring Contracts") which NewCo KG intends to conclude with any third party contractors regarding the implementation of the Restructuring Program must be submitted by NewCo KG to BPS at least four (4) weeks prior to their execution for review and approval, such approval not to be unreasonably withheld. If BPS does not respond to NewCo KG within four
        (4) weeks after it has received the full documentation of the Restructuring Contracts, BPS shall be deemed to give such approval, provided that NewCo KG shall immediately provide to BPS any additional information regarding the Restructuring Contracts as reasonably requested by BPS from time to time.

        NewCo KG shall submit to BPS monthly accounts showing all payments to be made by NewCo KG in the respective period under the Restructuring Contracts executed in accordance with the foregoing provisions including invoices issued by the respective contractors, acceptance protocols (Abnahmeprotokolle), if any, and other auditable evidence for review and approval, such approval not to be unreasonably withheld. If BPS does not respond to NewCo within two (2) weeks after it has received the full documentation, BPS shall be deemed to give such approval, provided that NewCo KG shall immediately provide to BPS any additional information regarding such payments as reasonably requested by BPS from time to time. Any payments shall only be made by NewCo KG upon review and approval by BPS, such approval not to be unreasonably withheld (the "Approved Restructuring Payments"). NewCo KG shall submit to BPS appropriate proof of payment for any Approved Restructuring Payments which have been made.

1.6.2 NewCo KG shall submit to BPS at least two (2) weeks prior to the commencement of the implementation of the restructuring measures to be carried out by NewCo KG employees as specified in Part II of Annex 1.6 ("Restructuring Measures") a schedule for the implementation of such Restructuring Measures setting out the nature of such Restructuring Measures, the employees assigned to the implementation of the Restructuring Measures, their hourly salary rates and pro-rata fringe benefits according to their employment contracts, the number of hours projected for such assignments and the dates for which the Restructuring Measures are scheduled ("Measure Schedule") for review and approval, such approval not to be unreasonably withheld. If BPS does not respond to NewCo KG within two (2) weeks after it has received the Measure Schedule, BPS shall be deemed to give such approval, provided that NewCo KG shall immediately provide to BPS any additional information as reasonably requested by BPS from time to time.

        NewCo KG shall ensure that the Restructuring Measures are implemented in accordance with the Measure Schedule and submit to BPS monthly accounts showing the status of the implementation of the Restructuring Measures, the amount of hours actually spent by the assigned employees in such period and the amount of the accrued internal employee cost (hourly salary rates and pro-rata fringe benefits) for review and approval, such approval not to be unreasonably withheld (the labor cost shown in the monthly accounts as approved by BPS is referred to as "Approved Labor Cost"). If the amount of hours and/or the internal labor cost projected in the Measures Schedule are exceeded by more than ten percent (10 %), NewCo KG shall give detailed explanations on the reasons to allow BPS to make a proper evaluation of the situation and take the appropriate measures to comply with the Measure Schedule.

1.6.3 In the implementation of the Restructuring Program, NewCo KG shall act with the care and diligence of a prudent businessman (Sorgfalt eines ordentlichen Kaufmanns).

        NewCo KG shall instruct NewCo KG's auditors to audit and confirm to BPS all details given by NewCo KG to BPS regarding the implementation of the Restructuring Program, the Restructuring Contracts, the Approved Restructuring Payments, the Restructuring Measures and the Approved Labor Cost.

        BPS is entitled to review the status of the implementation of the Restructuring Program at any time and participate in the acceptance (Abnahme) of all measures from the respective contractors. For the purpose of such review, NewCo KG shall give BPS and its personnel, agents, accountants and other professional advisors access to all relevant business sites, allow the inspection of all relevant documents, books and records and provide all relevant information.

1.6.4 Upon completion of the Restructuring Program in accordance with the provisions of this Sec. 1.6, BPS shall reimburse to NewCo KG any Approved Restructuring Payments and Approved Labor Costs incurred in the implementation of the Restructuring Program to the extent that they exceed the reserve for the implementation of the Restructuring Program established in the Final Closing Balance Sheets against submission of appropriate proof of payment.

                                    Article 2

               Purchase and Sale of the Shares, the Foreign Shares

                     and the Foreign Assets and Liabilities

2.1 BPS sells to Alpha Subsidiary with effect as of the Closing, which accepts such sale

        (a) the limited partnership interest in the amount of EURO 100,000 (in words: one hundred thousand) in NewCo KG (the "KG Interest"), and

        (b) the share in the nominal amount of EURO 25,000 (in words: twenty-five thousand) in NewCo GmbH (the "GmbH Share") (the KG Interest and the GmbH Share hereinafter collectively referred to as the "Shares").

2.2 Subject to the conditions precedent set forth in Article 8 and subject to the further condition that the cash payments pursuant to Sec. 3.2 para. 3.2.1 and 3.2.3, the delivery of shares of AFC voting common stock pursuant to Sec. 3.2 para. 3.2.2 and the repayment of the IKB Loan, if required pursuant to Sec. 4.2, are made in accordance with such provisions, BPS hereby assigns the KG Interest (subject to registration in the Commercial Register) and the GmbH Share as of the Closing Date to Alpha Subsidiary which accepts such assignment (such assignment hereinafter the "Closing").

2.3 Alpha Subsidiary hereby agrees to indemnify from and after the Closing BPS against any liability as limited partner of NewCo KG
        (Kommanditistenhaftung) resulting from any repayments of limited partnership capital (Einlagenruckgewahr) after the Closing.

2.4 The last day of the month during which all of the conditions precedent set forth in Article 8 have been satisfied or waived in accordance with
        Article 8 shall be the "Closing Date" as referred to herein, or such other date as the parties may mutually agree.

2.5 Unaxis and AFC agree that the shares in the New LAD Entities other than NewCo KG and NewCo GmbH (the "Foreign Shares") as well as the assets and liabilities (including employments) of the LAD Business located in Shanghai, China, and in Singapore, if any, (the "Foreign Assets and Liabilities") shall be sold to AFC or its designated subsidiary and, subject to the conditions referred to in Sec. 2.2 above, transferred to AFC or its designated subsidiary on the Closing Date. Such sales and transfers shall be made on the basis of separate agreements and/or transfer documents to be executed in due form as required in the respective jurisdictions by the respective subsidiaries of Unaxis holding the Foreign Shares and the Foreign Assets and Liabilities on the one hand and AFC or its designated subsidiary on the other hand without undue delay after the signing of this Agreement, it being understood that any sellers' representations and warranties, indemnities or covenants relating to the Foreign Shares and the Foreign Assets and Liabilities shall be exclusively stipulated in this Agreement.

                                    Article 3

                                  Consideration

3.1 Subject to the adjustments set forth in Sec. 3.4 below, the aggregate consideration owed by Alpha Subsidiary for the acquisition of the Shares and by AFC or its designated subsidiary for the Foreign Shares and the Foreign Assets and Liabilities shall be equal to (a) US $ 60,000,000 (in words: sixty million) (the "Cash Component") and (b) 673,353 (in words: six hundred seventy-three thousand three hundred fifty-three) no par value shares of AFC voting common stock (the "Stock Component"). The Cash Component and the Stock Component, subject to adjustment pursuant to this Agreement, are collectively referred to herein as the purchase price (the "Purchase Price").

3.2 The Purchase Price shall be paid by AFC (also on behalf of Alpha Subsidiary for the Shares and its designated subsidiary, if any, for the Foreign Shares and the Foreign Assets and Liabilities) as follows:

3.2.1 A cash payment of US $ 50,000,000 (in words: fifty million) shall be paid by Alpha Subsidiary on the Closing Date by wire transfer of immediately available funds at AFC's expense to such account(s) as BPS may specify in writing to AFC at least three business days prior to the Closing Date.

3.2.2 673,353 shares of AFC voting common stock shall be delivered by Alpha Subsidiary on the Closing Date to BPS.

3.2.3 A cash payment in EURO in the amount of US $ 10,000,000 (in words: ten million), converted into EURO at the average exchange rate as officially quoted by the Frankfurt Foreign Currency Exchange (amtlicher Mittelkurs) on the last business day immediately preceding the Closing Date, (the "Adjustment Escrow Cash Amount") will be paid by Alpha Subsidiary on the Closing Date to a joint bank account of BPS and Alpha Subsidiary to be opened with Deutsche Bank, Frankfurt, prior to the Closing Date.

3.3 The Adjustment Escrow Cash Amount plus interest thereon as accrued shall be released by Deutsche Bank only in accordance with joint written instructions of BPS and AFC upon final resolution of the post-closing adjustments pursuant to Sec. 3.5.

3.4 The Purchase Price owed by Alpha Subsidiary and AFC or its designated subsidiary pursuant to Sec. 3.1 shall be subject to a post-closing adjustment determined in accordance with the following provisions and BPS and AFC shall give joint written instructions to Deutsche Bank to disburse the Adjustment Escrow Amount plus interest thereon as accrued as follows:

3.4.1 If the aggregate sum of net equity (bilanzielles Reinvermogen) of the New LAD Entities and of the operations of the LAD Business in Shanghai, China and in Singapore, if any, as of the Closing Date as defined for each of the New LAD Entities in Annex 3.4.1 and determined on a non-consolidated basis on the basis of the Final Closing Balance Sheets in accordance with the provisions of Sec. 3.5 ("LAD Net Equity") is equal to, or in excess of, zero, then Deutsche Bank shall disburse the entire Adjustment Escrow Cash Amount plus interest thereon as accrued to BPS within five (5) business days after determination of the Final Closing Balance Sheets pursuant to Sec.
        3.5. In addition, Alpha Subsidiary shall pay by wire transfer of immediately available funds at AFC's expense within such five (5) business-day period to BPS's account referred to in para. 3.2.1 the EURO amount by which the LAD Net Equity exceeds zero plus interest thereon as from the Closing Date in the amount of 6.0 % p.a.

3.4.2 If the LAD Net Equity is lower than zero, then the Purchase Price shall be reduced by the "Adjustment Amount" where the "Adjustment Amount" is a positive number equal to the amount in EURO by which the LAD Net Equity is lower than zero. The Adjustment Amount, if any, shall be paid to Alpha Subsidiary within five (5) business days after determination of the Final Closing Balance Sheet pursuant to Sec. 3.5 as follows:

        (a) If the Adjustment Amount reduced by the Assignment Consideration as defined in Sec. 4.1, if any, is equal to or less than the Adjustment Escrow Cash Amount, then Deutsche Bank shall pay to Alpha Subsidiary that portion of the Adjustment Escrow Cash Amount equal to the Adjustment Amount reduced by the Assignment Consideration as defined in Sec. 4.1, if any, plus interest thereon as accrued and disburse the remaining portion of the Adjustment Escrow Cash Amount, if any, plus interest thereon as accrued to BPS.

        (b) If the Adjustment Amount reduced by the Assignment Consideration as defined in Sec. 4.1, if any, exceeds the Adjustment Escrow Cash Amount, then Deutsche Bank shall pay to AFC the entire Adjustment Escrow Cash Amount plus interest thereon as accrued and, in addition, BPS shall pay to Alpha Subsidiary by wire transfer within five (5) business days after demand by Alpha Subsidiary the EURO amount by which the Adjustment Amount reduced by the Assignment Consideration as defined in Sec. 4.1, if any, exceeds the Adjustment Escrow Cash Amount plus interest thereon as from the Closing Date at a rate of 6.0 % p.a.

3.4.3 Any payments made by Alpha Subsidiary or Deutsche Bank to BPS in accordance with the provisions of Sec. 3.2 and 3.4 (including any set-off of the Assignment Consideration, if any, pursuant to para. 3.4.2
        (a) or (b)) are made with full release effect (schuldbefreiende Wirkung) for Alpha Subsidiary and AFC or its designated subsidiary vis-a-vis Unaxis, BPS and the Unaxis subsidiaries selling the Foreign Shares and the Foreign Assets and Liabilities and BPS will receive the payments also on behalf of Unaxis and/or such Unaxis subsidiaries and be responsible for the disbursement of the received amounts as internally agreed. Any payments made by BPS or Deutsche Bank to Alpha Subsidiary in accordance with the provisions of Sec. 3.2 and 3.4 are made with full release effect for BPS vis-a-vis Alpha Subsidiary and AFC or its designated subsidiary and Alpha Subsidiary will receive the payments also on behalf of AFC and its designated subsidiary, if any, and be responsible for the disbursement of the received amounts as internally agreed.

3.5 The Final Closing Balance Sheets, the LAD Net Equity and the Adjustment Amount, if any, will be determined as follows:

        (a) Within sixty (60) days after the Closing Date, AFC shall ensure the preparation of (i) balance sheets of each of the New LAD Entities and of the operations of the LAD Business in Shanghai, China and Singapore, if any, (pro forma), as of the Closing Date (the "Proposed Closing Balance Sheets"), denominated in Deutsche Mark and prepared in accordance with IAS accounting principles and the principles of the Unaxis Reporting Manual as applicable as of the date hereof and the principles set forth in Annex 3.5 (a), and
              (ii) a report (the "AFC Report") calculating the LAD Net Equity and the Adjustment Amount, if any, and provide a copy of the Proposed Closing Balance Sheets and the AFC Report to BPS. At all times during the preparation of the Proposed Closing Balance Sheets and the AFC Report, AFC and its personnel, agents, accountants and other professional advisors involved in the preparation thereof shall, and AFC shall cause NewCo KG and its personnel, agents, accountants and other professional advisors involved to cooperate with and permit BPS and its personnel, agents, auditors, accountants and other professional advisors and allow them to observe such preparation.

        (b) BPS shall have thirty (30) days after receipt of the Proposed Closing Balance Sheets and the AFC Report to review such documents and determine whether it agrees with AFC's Proposed Closing Balance Sheets and determination of the Adjustment Amount. During such period of time and in order to further enable BPS to conduct such review, AFC shall make available to BPS and its personnel, agents, accountants and other professional advisors (i) the books and records (including relevant workpapers) used in the preparation of the Proposed Closing Balance Sheets and (ii) AFC's personnel, agents, auditors or accountants responsible for the preparation of the Proposed Closing Balance Sheets and the AFC Report. In the event that BPS disagrees with the Proposed Closing Balance Sheet or the AFC Report as to the determination of the Adjustment Amount, BPS shall notify AFC in writing of such disagreement within such 30 day period.

        (c) If BPS and AFC disagree on the Proposed Closing Balance Sheets or the AFC Report, then BPS and AFC shall attempt to resolve such disagreement by meeting and conferring in good faith during the 15-day period following BPS's written notification to AFC of its disagreement.

              If BPS and AFC are unable to resolve their disagreement within such 15-day period, BPS and AFC agree to retain the Frankfurt office of KPMG Deutsche Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft (the "Accounting Mediator") to mediate the dispute. The Accounting Mediator shall conduct such mediation as expert arbitrator (Schiedsgutachter). The Accounting Mediator shall render a decision, if possible within a three months period, regarding the disputed Adjustment Amount, which decision shall be final and binding, and judgment upon the decision rendered by the Accounting Mediator may be entered by any court of competent jurisdiction. The Accounting Mediator shall also decide on the allocation of the costs of the mediation procedure in accordance with ss.ss. 91 et seq. of the German Civil Procedure Rules (Zivilprozessordnung).

        (d) The Proposed Closing Balance Sheets shall be the "Final Closing Balance Sheets" unless BPS notifies AFC of its disagreement in accordance with sub-para. (b). If BPS timely notifies AFC of its disagreement, the Proposed Closing Balance Sheets as adjusted as a result of the foregoing dispute resolution process set forth in sub-para. (c) shall be the "Final Closing Balance Sheets".

                                    Article 4

                        Assignment of Intercompany Loans;

                              Repayment of IKB Loan

4.1 On the date on which the payments set forth in Para. 3.4.1 or 3.4.2 are made, Unaxis shall assign to Alpha Subsidiary which shall accept such assignment all claims of Unaxis against NewCo KG for repayment of any intercompany loans owed by NewCo KG to Unaxis as of the Closing Date as reflected in the Final Closing Balance Sheets plus any interest accrued thereon after the Closing Date against payment of an amount equal to the principal amount of such intercompany loans and any interest accrued thereon (the "Assignment Consideration"). To the extent that the Assignment Consideration is not fully discharged by a set-off pursuant to Sec. 3.4.2(a) or (b), if any, it shall be paid by Alpha Subsidiary by wire transfer of immediately available funds at Alpha Subsidiary's expense on the date of assignment to an account of Unaxis as specified at least three business days in advance.

4.2 On the Closing Date, Alpha Subsidiary shall repay, on behalf and for the account of NewCo KG, the loan granted by IKB Deutsche Industrie Bank AG ("IKB") to BPS on the basis of the credit facility dated November 3, 1998 and transferred to NewCo KG in the LAD Reorganization in the amount outstanding as of the Closing Date plus any interest accrued thereon (the "Outstanding IKB Loan"), provided that such repayment shall be made as a loan granted by Alpha Subsidiary to NewCo KG. The Outstanding IKB Loan shall be reflected as liability of NewCo KG in the Final Closing Balance Sheets. Alpha Subsidiary is not obligated to repay the Outstanding IKB Loan if IKB has effectively waived and released the mortgage on the Hanau site securing the Outstanding IKB Loan by written declaration on or before the Closing Date.

                                    Article 5

                         Representations and Warranties

        Except as disclosed in the BPS Disclosure Memorandum (Annex 5 A) as updated in accordance with Article 1 hereof, BPS represents and warrants in the form of an independent guarantee that the statements set forth in Annex 5 A are true and correct as of the date hereof and as of the Closing Date or such other date as expressly provided in Annex 5 A ("BPS Representations"), provided that the BPS Representations are made to AFC or the designated AFC subsidiary (Section 2.5) to the extent that they relate to the Foreign Shares and Foreign Assets and Liabilities and to Alpha Subsidiary in all other respects. Except as disclosed in the AFC Disclosure

        Memorandum (Annex 5 B), AFC represents and warrants in the form of an independent guarantee to BPS that the statements set forth in Annex 5 B are true and correct as of the date hereof and as of the Closing Date or such other date as expressly provided in Annex 5 B ("AFC Representations") (each AFC the designated AFC subsidiary or Alpha Subsidiary as the case may be and BPS with respect to the representations and warranties given by it hereinafter referred to as the "Representing Party" and with respect to the representations and warranties given by the respective other party hereinafter referred to as "Claimant").

        Except as set forth in Annex 5 B or Annex 5 A, any representations and warranties of BPS or AFC, respectively, shall be excluded.

                                    Article 6

                    Breach of Representations and Warranties

6.1 In case of a breach of any of the representations and warranties set forth in Article 5 which has not been cured on or prior to the Closing Date, the Representing Party shall attempt to remedy the breach. If the Representing Party fails to remedy the breach within a reasonable period, such period not to exceed two (2) months after the Representing Party has received written notification of the breach by the Claimant, the following provisions shall apply.

6.2 In case of a breach of any of the representations and warranties set forth in Article 5 which has not been cured on or before the Closing Date, the Representing Party shall, subject to the provisions in sub-para. (a) or (b), respectively, and the limitations set forth in Sec. 6.3 below, be obligated to compensate the Claimant (i) in case of a breach of the BPS Representations in an amount equal to the damages suffered by AFC Subsidiary or the damages suffered by any of the New LAD Entities as a result of the breach or (ii) in case of a breach of the AFC Representations in an amount equal to the damages suffered by BPS. In case of a breach of any of the AFC Representations set forth in Sec. 3 of Annex 5 A, damages owed by AFC to BPS shall be calculated according to the measure of damages for misrepresentations and omissions determined pursuant to Rule 10b-5 of the United States Securities Exchange Act of 1934, as amended, as determined pursuant to the laws of the United States. In case of a breach of any of the other AFC Representations or any of the BPS Representations, any liability for loss of profit, any value reductions due to lost earnings or damages not directly relating to the ownership of the Shares, the Foreign Shares or the AFC voting common shares issued pursuant to Article 3 hereof, respectively, or to the LAD Business or the AFC Business, respectively shall be excluded and the legal principles as to the calculation of damages, mitigation of damages and offsetting of losses by advantages due to the damaging event (Schadensberechnung, Schadensminderung, Vorteilsausgleichung) pursuant to ss.ss. 249 et seq. of the German Civil Code shall apply.

        The compensation owed by the Representing Party pursuant to the foregoing provisions shall be made as follows:

        (a) In case of a breach of any of the BPS Representations, BPS shall make a cash payment equal to the compensation owed by BPS pursuant to the above provisions to Alpha Subsidiary

        (b) In case of a breach of any of the AFC Representations, AFC shall make a cash payment equal to the compensation owed by AFC pursuant to the above provisions to BPS.

6.3 Any liability of the Representing Party hereunder shall be excluded to the extent that the claims of the Claimant or the underlying circumstances are (i) covered by payments received from insurance companies or any other third parties, or (ii) covered by any other indemnity provisions under this Agreement. Any liability of BPS hereunder shall be further excluded to the extent (i) that the claims of AFC or the underlying circumstances are reflected as liabilities or of the type and within the amount of any of the provisions (reserves) in any of the Final Closing Balance Sheets or have otherwise resulted in a reduction of the Purchase Price pursuant to Article 3, or (ii) that any liability is fully discharged or satisfied below the amount at which it is reflected in any of the Final Closing Balance Sheets, or (iii) that any provisions in any of the Final Closing Balance Sheets have become unnecessary or excessive, or (iv) of any amount recovered in respect of any accounts receivable written off in any of the Final Closing Balance Sheets.

        Any claims of the Representing Party shall be excluded to the extent that such claims or the underlying circumstances have been disclosed to the Claimant or any of its officers, directors, employees, agents, accountants or other professional advisors in any of the documents listed in Annex 6.3. A complete set of copies of the documents listed in Annex 6.3 is deposited with the certifying notary and will be kept by the notary until AFC and BPS jointly instruct him to release the documents, but at the latest after ten years after the signing.

        The Claimant may assert any claims for breach of any of the representations and warranties given in Article 5 only if (i) the value of each claim exceeds an amount of US $ 5,000 (in words: US $ five thousand) and (ii) the value of the aggregate of all claims exceeds an amount of US $ 100,000 (in words: one hundred thousand) (Freigrenze). All claims of AFC, Alpha Subsidiary and the New LAD Entities for a breach of any of the BPS Representations are limited to a maximum aggregate amount of US $ 15,000,000 (in words: fifteen million) (the "BPS Overall Liability Limitation"), provided that BPS's liability for the compensation of any Failed Expenses as defined hereinafter shall, within the BPS Overall Liability Limitation, be limited to an amount of US $ 7,500,000 (in words: seven million five hundred thousand). Failed Expenses shall mean any specific costs and expenses of any of the New LAD Entities actually incurred for which no value has been received due to an interruption of the business operations resulting from a breach of any of the BPS Representations. All claims of BPS for a breach of any of the AFC Representations are limited to a maximum amount of US $ 2,500,000 (in words: two million five hundred thousand).

6.4 In case of a breach of the representation and warranty set forth in Sec. 1b of Annex 5 A or Sec. 2 of Annex 5 B relating to the transfer of unrestricted ownership of the Shares or the AFC voting common shares, respectively, and if the Claimant would be entitled to a compensation pursuant to Sec. 6.1-6.3 above, the Claimant has the option to rescind this Agreement prior to the Closing in lieu of asserting a claim for compensation. If the rescission right is exercised, ss.ss. 346 et seq. of the German Civil Code shall apply. The rescission right may only be exercised prior to the Closing within one month after the Claimant has obtained knowledge of its rescission right, however, at the latest until the end of the respective limitation period set forth in Sec. 6.6 below.

6.5 Any liability of the Representing Party for a breach of any of the representations and warranties given in Article 5 other than as set forth in Sec. 6.1-6.4 above shall be excluded. Furthermore, any other rights or claims of a party based on any legal grounds other than a breach of any of the representations and warranties given in Article 5 (whether or not relating to factual circumstances covered by any of the representations and warranties given in Article 5), including claims for damages, reduction of purchase price (Minderung), cancellation (Wandlung), rescission (Rucktritt) or challenge (Anfechtung) of this Agreement or any other release from this Agreement, be it based on contract, tort, negligence in the pre-signing phase (culpa in contrahendo) or after signing (positive Vertragsverletzung) or otherwise, shall be excluded unless based on fraudulent, willful or grossly negligent conduct (Arglist, Vorsatz, grobe Fahrlassigkeit) of the respective other party or in case of a breach of covenants expressly provided for in this Agreement.

6.6 Any claims under this Article 6 relating to the breach of any representations and warranties set forth in Sec. 1b of Annex 5 A or Sec. 2 of Annex 5 B shall be time-barred five (5) years after the Closing Date and any claims under this Article 6 relating to the breach of any of the other representations and warranties set forth in Annex 5 A and Annex 5 B shall be time-barred on September 30, 2002.

6.7 In the event that a party asserts claims against the other party for compensation, damages or otherwise, the other party will ensure that the party asserting the claim and its personnel, agents, accountants and other professional advisors are given access to the relevant business sites and are allowed to inspect all relevant documents, books and records and obtain all relevant information from the officers, directors, personnel, agents, accountants and other professional advisors of the other party or the respective subsidiary of the other party.

                                    Article 7

                             Covenants prior Closing

7.1 Prior to the Closing Date, BPS shall, and shall cause its affiliates to, ensure the following:

7.1.1 The LAD Business will be conducted and the properties related to the LAD Business will be maintained in the usual and ordinary course in accordance with past practice except as otherwise expressly contemplated by this Agreement or with the prior written consent of AFC, such consent not to be unreasonably withheld, and all reasonable efforts shall be taken to maintain its rights and preserve its relationships with customers, suppliers and others having business dealings with it;

7.1.2 BPS will promptly (once any officer or director or any other employee of BPS has knowledge thereof) inform AFC in writing if BPS shall discover any breach of any of the BPS Representations and Warranties or of any covenant hereunder by BPS;

7.1.3 BPS will, and will cause its affiliates to, cooperate with AFC and Alpha Subsidiary and use their best efforts to give all notices and to obtain all governmental, third party, or other consents, transfers, approvals, orders, qualifications and waivers necessary for the consummation of the transactions contemplated hereby, and to cause the other conditions to AFC's obligation to close to be satisfied (including, without limitation, the execution and delivery of all agreements contemplated hereunder to be so executed and delivered). BPS will promptly complete and file any required document and information required in connection with any governmental or agency filings for any pre-merger approvals required by the EU Commission, the German Federal Cartel Office, the Federal Trade Commission or, if mandatory, any other authority and will pay, without attorneys' fees, one-half of all filing fees associated with such filings for approval of the transactions contemplated in this Agreement;

7.1.4 BPS will confer on a regular and frequent reasonable basis with representatives of AFC to report on operational matters and the general status of on-going operations and will use reasonable best efforts to take all actions necessary, and to cause its Affiliates to take all actions necessary to consummate the transactions contemplated in this Agreement;

7.1.5 BPS shall (i) preserve intact the business organization and good will of the LAD Business, keep available the services of its officers and employees as a group and maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it, (ii) not take any action which would render, or which reasonably may be expected to render, any of the BPS Representations and Warranties untrue, and (iii) notify AFC of any emergency or other change in the normal course of the LAD Business or in the operation of the properties of the LAD Business and of any governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) if such emergency, change, complaint, investigation or hearing would be material, individually or in the aggregate, to the business, operations or financial condition of the New LAD Entities and the LAD Business or to BPS's or AFC's ability to consummate the transactions contemplated by this Agreement;

7.1.6 BPS shall maintain commercially reasonable and appropriate insurance coverage for the LAD Business consistent with past practice;

7.1.7 BPS shall give AFC the opportunity to meet with BPS's customers together with representatives of BPS.

7.1.8 BPS and NewCo KG shall, subject to the prior approval of Alpha Subsidiary, such approval not to be unreasonably withheld, enter into intercompany service agreements relating to the use of the Hanau casino by LAD employees and the joint use of certain facilities in Japan, Hong Kong, South Korea, USA and Taiwan on commercially reasonable terms and conditions.

7.2 Prior to the Closing Date, BPS will not, and ensure that the entities operating the LAD Business from time to time will not, except as otherwise expressly contemplated by this Agreement:

7.2.1 take any action that would materially adversely affect the ability of any party to this Agreement to consummate the transactions contemplated by this Agreement or to perform its covenants and agreements under this Agreement;

7.2.2 incur any additional debt or other obligation for borrowed money relating to the LAD Business except in the ordinary course of business;

7.2.3 sell, merge or consolidate any material portion of the LAD Business to or with a third party or agree to do any of the foregoing or have any discussions or negotiations regarding the foregoing or provide any information to anyone in connection with the foregoing;

7.2.4 grant any increase in compensation or benefits to the employees belonging to the LAD Business, or pay any severance, termination or bonus payment except in the ordinary course of business consistent with past practice, or as required by usual business practice (betriebliche Ubung), law or contracts in effect prior to the date of this Agreement;

7.2.5 except in the ordinary course of business and consistent with past practice or with the prior written consent of AFC, such consent not to be unreasonably withheld (i) enter into, modify, amend or terminate any material contract regarding the LAD Business, (ii) waive, release, or compromise or assign any material rights or claims regarding the LAD Business, or (iii) incur or contract for any material capital expenditures, obligations or liabilities regarding the LAD Business.

7.3 Prior to the Closing Date, AFC and Alpha Subsidiary will ensure the following:

7.3.1 The AFC Business will be conducted and the properties related to the AFC Business will be maintained in the usual and ordinary course in accordance with past practice except as otherwise expressly contemplated by this Agreement and all reasonable efforts shall be taken to maintain its rights and preserve its relationships with customers, suppliers and other having business dealings with it;

7.3.2 AFC and Alpha Subsidiary will promptly (once any officer or director or any other employee has knowledge thereof) inform BPS in writing if AFC or Alpha Subsidiary shall discover any breach of any of the AFC Representations and Warranties or of any breach of any covenant hereunder by AFC;

7.3.3 AFC and Alpha Subsidiary will cooperate with BPS and use their reasonable best efforts to give all notices and to obtain all governmental, third party or other consents, transfers, approvals, orders, qualifications and waivers necessary for the consummation of the transactions contemplated hereby and to cause the other conditions to BPS's obligations to close to be satisfied (including, without limitation, the execution and delivery of all agreements contemplated hereunder to be so executed and delivered). AFC will promptly complete and file any required document and information required in connection with any governmental or agency filings for any pre-merger approvals required by the EU Merger Control Commission, the German Cartel Office or the Hart-Scott-Rodino Act, and will pay one-half of all filing fees associated with such filings for approval of the transactions contemplated in this Agreement without attorneys' fees;

7.3.4 AFC and Alpha Subsidiary will use reasonable best efforts to take all actions necessary to consummate the transactions contemplated by this Agreement;

7.3.5 AFC and Alpha Subsidiary will (i) use their best efforts to preserve intact their business organization and good will, keep available the services of their officers and employees as a group and maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with them; (ii) not take any action which would render, or which reasonably may be expected to render, any of the AFC Representations and Warranties untrue and (iii) notify BPS of any emergency or other change in the normal course of its business or in the operation of its properties and of any governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) if such emergency, change, complaint, investigation or hearing would be material, individually or in the aggregate, to the business, operations or financial condition of AFC or to BPS's or AFC's ability to consummate the transactions contemplated by this Agreement; and

7.3.6 AFC will execute an agreement with BPS regarding the registration of the AFC common voting stock received by BPS as Stock Component in the form attached hereto as Annex 7.3.6 (the "Registration Rights Agreement").

7.3.7 As promptly as practicable after the signing of this Agreement, AFC shall prepare and file with the United States Securities and Exchange Commission (the "SEC") a proxy statement and any amendment or supplement thereto (the "Proxy Statement") to be sent to the stockholders of AFC in connection with the meeting of AFC's stockholders to consider the transactions contemplated herein (the "AFC Stockholders' Meeting"). Copies of the Proxy Statement shall be provided to NASDAQ in accordance with its rules. AFC shall use all reasonable efforts to cause the Proxy Statement to be delivered to the AFC's stockholders as soon as it becomes definitive. AFC or BPS, as the case may be, shall furnish all information concerning AFC or the LAD Business as the other party may reasonably request in connection with such actions and the preparation of the Proxy Statement. AFC shall cause the Proxy Statement and all other documents that AFC is responsible for filing with the SEC in connection with the transactions contemplated herein to comply as to form and substance in all material respects with the applicable requirements of (i) the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), (ii) the rules and regulations of the NASDAQ National Market, (iii) the Securities Act and (iv) the Colorado General Corporation Law (the "CGCL").

        The Proxy Statement shall include the approval and the declaration of advisability of this Agreement and the transactions contemplated herein and the recommendation of the Board of Directors of AFC to AFC's stockholders that they vote in favor of the adoption of this Agreement.

7.3.8 Subject to the receipt of a letter from Broadview International LLC dated not more than five days prior to the date of the Proxy Statement (the "Updated Fairness Opinion"), updating its fairness opinion issued prior to the date hereof that, in its opinion, the Purchase Price is fair from a financial point of view to the shareholders of AFC, AFC shall call and hold the AFC Stockholders' Meeting as promptly as practicable, for the purpose of voting upon the approval of this Agreement and the transactions contemplated hereby. AFC shall use all reasonable efforts to solicit from its shareholders proxies in favor of the adoption of this Agreement pursuant to the Proxy Statement and shall take all other action necessary or advisable to secure the vote or consent of shareholders required by the CGCL or applicable stock exchange requirements to obtain such approval.

7.3.9 At the signing of this Agreement, AFC shall submit to BPS a written confirmation by one or more banks to the effect that as per the signing funds of at least US $ 55,000,000 (in words: fifty-five million) in form of free deposits, credit facilities or commitment letters are immediately available to AFC and could be used for payment of the Cash Portion. In the period between the signing of this Agreement and the Closing, AFC shall submit to BPS at the end of each month further written confirmations by one or more banks to the effect that as per such dates funds of at least US $ 60,000,000 (in words sixty million) in form of free deposits, credit facilities or commitment letters are immediately available to AFC and could be used for payment of the Cash Portion.

7.4 Prior to the Closing, AFC and Alpha Subsidiary will not, except as otherwise expressly contemplated by this Agreement:

7.4.1 take any actions that would materially adversely affect the ability of any Party to this Agreement to consummate the transactions contemplated by this Agreement or to perform its covenants and agreements under this Agreement;

7.4.2 sell, merge or consolidate any material portion of the AFC Business to or with a third party or acquire by purchase, merger or otherwise any material assets or business or agree to any of the foregoing;

7.4.3 call a shareholders' meeting for the purpose of adopting shareholders' resolutions regarding capital increases or capital reductions, any changes of the Articles of Incorporation or the distribution of profits except as contemplated by this Agreement; or

7.4.4 issue any shares or other securities including, but not limited to, convertible bonds or stock options or create any rights or claims for the issuance of any such shares or other securities or redeem or cancel any shares or other securities of AFC except in connection with financing this transaction or in connection with AFC's stock option and stock purchase plans in place at the time of the signing of this Agreement.

7.5 Each of the parties hereto will use all reasonable efforts and will take all actions necessary to consummate the transactions contemplated by this Agreement and to cause all the conditions to the transactions set forth in Article 8 to be satisfied.

7.6 AFC, Alpha Subsidiary and BPS shall cooperate in good faith and use their best efforts to obtain as promptly as possible the consents to the transfer of the contracts listed in Annex 7.6 to NewCo KG in the LAD Reorganization from the respective contractual parties. AFC and Alpha Subsidiary shall provide all necessary assurances to such contractual parties as reasonably requested by them as a precondition for granting their consent.

                                   Article 7A

                           General Condition Precedent

        This Agreement is entered into subject to the condition precedent, that the parties hereto will agree on the Annexes referred to herein and on the Schedules referred to in Annexes 5A and 5B hereto in accordance with
        Section 12.6. hereof. This Agreement shall not be deemed executed and is not complete unless the execution of one or more additional Notarial Deeds containing all the Annexes and Schedules.

                                    Article 8

                      Conditions Precedent for Consummation

        The consummation (Vollzug) of this Agreement is subject to the satisfaction of each of the following conditions precedent:

8.1 all consents of, filings and registrations with, and notifications to, all regulatory authorities required by EU Merger Control, German cartel law or the U.S. Antitrust Improvement Act shall have been obtained or made and shall be in full force and effect and all waiting periods required by applicable law shall have expired. In case the release of any of the transactions contemplated hereby shall be granted by any of the merger control authorities only subject to the fulfillment of conditions, the parties hereto shall be obliged to fulfill such conditions if this is economically acceptable for the parties.

8.2 The respective contractual parties to the contracts listed in Annex 7.6 have given their written consent to the transfer of such contracts to NewCo KG.

8.3 No court or governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, order or injunction (whether temporary, preliminary or permanent) or taken any other action that prohibits, restricts or makes illegal the consummation of the transactions contemplated by this Agreement or cause such transactions to be rescinded on or prior to the day immediately preceding the day which will otherwise be the Closing Date.

8.4 NewCo KG has a valid lease agreement with BuL Vermietungsgesellschaft mbH regarding the Hanau site substantially in the form as attached hereto as Annex 8.4.1, but providing for monthly rent reductions commensurate with the reduced use of space by NewCo at the end of the respective months, and a valid lease agreement with Victoria Mathias Verwaltungsgesellschaft/Lahmeyer Grundbesitz GmbH & Co. KG regarding the Alzenau site substantially in the form as attached hereto as Annex 8.4.2

8.5 The shareholders of AFC shall have approved this Agreement and the transactions contemplated by this Agreement in the AFC Stockholders' Meeting.

8.6 NewCo KG has a valid commercialization agreement with The Coca-Cola Company, Atlanta and with Krones AG, Neutraubling, substantially in the form as attached hereto as Annex 8.6.

8.7 The LAD Reorganization shall have become effective in accordance with the LAD Reorganization Memorandum.

8.8     AFC and BPS shall have executed the Registration Rights Agreement.

        The conditions specified in Sec. 8.1 and 8.3 may be waived by BPS and AFC, the conditions specified in Sec. 8.2, 8.4, 8.5, 8.6 and 8.7 may be waived by AFC and the condition specified in Sec. 8.8 may be waived by BPS, provided that no such waiver will be effective unless it is set forth in writing by the respective parties. If the condition set forth in Sec. 8.5 is waived by AFC in accordance with the preceding provision, Sec. 7.3.7, 7.3.8, 9.1(d) (ii) and 11.6 shall be unapplicable

                                    Article 9

                                   Termination

9.1 Notwithstanding any other termination or rescission pursuant to applicable law, this Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of AFC (also on behalf of Alpha Subsidiary) and BPS (also on behalf of Unaxis);

(b) by either AFC (also on behalf of Alpha Subsidiary) or BPS (also on behalf of Unaxis) if there has been a material breach on the part of the other party of the representations and warranties or covenants or obligations set forth in this Agreement, which is not cured within thirty (30) days of a notice to the breaching party except when such breach cannot be expected to have, individually or in the aggregate, a material adverse effect on the economic, financial or earnings position (Vermogens-, Finanz- oder Ertragslage) of the LAD Business or the AFC Business, respectively, taken as a whole; or

(c) by either AFC (also on behalf of Alpha Subsidiary) or BPS (also on behalf of Unaxis) if there has been a material adverse change in the economic, financial or earnings position (Vermogens-, Finanz- oder Ertragslage) of the LAD Business or the AFC Business, respectively, taken as a whole which has occurred after the signing of this Agreement; or

(d) by either AFC (also on behalf of Alpha Subsidiary) or BPS (also on behalf of Unaxis) if (i) events (other than referred to in sub-para (ii) hereof) have occurred which have made it impossible to satisfy a condition precedent under Article 8 which has not been waived in accordance with Article 8, or (ii) the AFC Stockholders' Meeting is not held (unless AFC waives the condition set forth in Sec. 8.5 in accordance with Article 8 and proceeds towards Closing as contemplated by this Agreement), in particular due to the failure of Broadview International LLC to give the Updated Fairness Opinion, or the shareholders of AFC do not give their approval to this Agreement and the transactions contemplated herein in the AFC Stockholders' Meeting, provided that AFC may not terminate the Agreement pursuant to this Sec.
        9.1 para. (d) without paying the Termination Fee (as defined in Sec. 11.6) concurrently with such termination, or (iii) the Closing has not occurred on or prior to July 1, 2001 by reason of the failure of any other condition precedent under Article 8 which has not been waived in accordance with Article 8; provided that neither AFC nor BPS will be entitled to terminate this Agreement pursuant to this Sec. 9.1(d) if such party's breach of this Agreement has prevented satisfaction of the conditions or the consummation of the transactions contemplated hereby;

(e) by BPS, if AFC fails to submit after the signing of this Agreement any of the written bank confirmations required pursuant to Sec. 7.3 para.
        7.3.9 and such failure remains uncured for five (5) days after notice to AFC by BPS. If BPS terminates this Agreement pursuant to this Sec. 9.1
        (e), AFC shall pay to BPS an amount of US $ 2,000,000 (in words: two million).

9.2 The termination rights set forth hereunder must be exercised by the respective party by written declaration to the other party or parties within a period of fifteen (15) days after the respective party has obtained knowledge of its right to terminate this Agreement.

9.3 In the event of termination of this Agreement by either AFC or BPS as provided above, this Agreement will forthwith become void and there will be no liability on the part of any party to this Agreement to any other party, except for the obligation of the parties in Sec. 9.1(d) (ii), 9.1
        (e), 11.6 and Article 12, and except that nothing herein will relieve any party from any breach of this Agreement prior to such termination.

                                   Article 10

                                 Non-competition

For a period of two (2) years after the Closing Date, BPS and Unaxis agree

10.1 without the prior written consent of AFC not to engage, directly or indirectly, in any business anywhere in the world that develops, manufactures or supplies products of the kind developed, manufactured or supplied by the business as described in Annex 10.1, it being understood that the scope of this non-compete obligation is exclusively determined on the basis of Annex 10.1 and the contents of Annex A.1 are not relevant for the determination of the scope of this non-compete obligation, and

10.2 not to own an interest in, manage, operate, control or participate in or be connected with, any person that competes with AFC in the LAD Business, without the prior written consent of AFC, provided, however, that, for the purposes of this Sec. 10.2, ownership of securities having not more than five (5) percent of the outstanding voting power of any competitor which is a listed company on any stock exchange or traded actively on any over-the-counter market shall not be deemed to be in violation of this Sec. 10.2, so long as BPS has no other connection or relationship with such competitor,

10.3 not to negotiate or start collaboration with The Coca-Cola Company or Krones AG regarding diffusion barriers for beverage bottles.

        (the obligations contained in Sec. 10.1 and 10.2 and 10.3 above referred to as the "BPS Non-Competition Obligation"),

        Unaxis shall ensure and guarantees that the BPS Non-Competition Obligation will be observed and complied with also by its subsidiaries in the meaning of Sec. 15 et seq. German Stock Corporation Law.

                                   Article 11

                              Additional Agreements

11.1 No press releases related to this Agreement and the transactions contemplated herein, or other announcements to the employees, customers or suppliers of the AFC Business or the LAD Business will be issued without the mutual approval of all parties hereto, except any public disclosure which any party in good faith believes, based upon the written opinion of counsel, is required by law or regulation (in which case the disclosing party shall notify the other parties of the form of the release and discuss changes thereto in good faith at least three business days prior to such disclosure).

        11.2 AFC shall ensure that immediately after the Closing Date a person nominated by BPS is appointed to AFC's Board of Directors. For the period during which BPS continues to own 10 % or more of AFC's outstanding voting common stock or purchases additional shares pursuant to sub-para. (a) below, a person nominated by BPS for the Board of Directors of AFC will be proposed to AFC Stockholders' Meeting for election. If BPS sells any of its AFC shares and subsequently owns less than ten percent (10%) of AFC's outstanding stock for any reason, including because of additional shares issued by AFC before or after its sale of stock, its right to a board seat will be lost immediately. If BPS has not sold any of the AFC shares and falls below ten percent (10%) of the total outstanding shares of AFC common stock because AFC issues additional shares or takes other corporate actions:

(a) BPS will be permitted to purchase additional shares either from AFC (pursuant to Sec. 11.3 or otherwise) or in the open market to keep its ownership at or above 10%.

(b) If BPS does not purchase enough shares to restore its ownership of AFC common stock to 10% or more of the total outstanding common stock, it will lose its right to board seat immediately, subject to paragraph (c) below

(c) If BPS has spent U.S. $2 million to purchase AFC common stock pursuant to paragraph (a) above, and still owns less than 10 % of AFC's outstanding common stock, BPS will nonetheless retain its right to an AFC board seat until one year after the date of Closing.

        At such time as BPS loses its right to a board seat of AFC, BPS will cause the director nominated by it to resign within ten (10) days. Thereafter, AFC shall have no further obligation to nominate BPS's designee to AFC's Board of Directors, even if BPS's ownership of AFC common stock later increases above 10% of AFC's total outstanding common stock.

11.3 If after Closing, AFC issues any common stock for cash in a public offering or private placement and BPS is entitled to purchase additional shares pursuant to Sec. 11.2(a) above, BPS shall have the right to purchase in such offering that number of shares of AFC common voting stock which is required to maintain the percentage ownership of AFC common voting stock that BPS had immediately prior to such offering. Any purchase by BPS of AFC common voting stock pursuant to this provision shall be at the same price and on the same terms offered to other investors in such offering. AFC shall notify BPS in writing at least thirty (30) days prior to an issuance of AFC common stock for cash in a public offering or private placement (the "AFC Offering Notice"). The AFC Offering Notice shall contain a description of the type of offering and the expected price per share. If BPS desires to participate in such offering, then BPS shall provide to AFC written notice of such election within twenty (20) days of receiving the AFC Offering Notice and such election shall specify the number of shares that BPS elects to purchase pursuant to this provision.

11.4 BPS agrees not to sell, transfer or otherwise dispose of the AFC common stock which it has acquired as part of the Stock Component as defined in Sec. 3.1 for a period of nine (9) months following the Closing Date.

11.5 Until this Agreement is terminated by its terms, BPS will not (and BPS will not cause or permit any director, officer, employee or agent of BPS, the New LAD Entities or their affiliates) to, (a) solicit, initiate or encourage the submission of any proposal or offer from any person or entity (including any of them) relating to any (i) liquidation, dissolution or recapitalization of, (ii) merger or consolidation with or into, (iii) acquisition or purchase of assets of any equity interest in, or (iv) similar transaction or business combination involving the LAD Entities or any part of the LAD Business, or (b) participate in any negotiations regarding, furnish any information with respect to, assist or participate in any other manner any effort or attempt by any other person to do or seek any of the foregoing. Until this Agreement is terminated by its terms, BPS, the LAD Entities and their affiliates shall notify AFC immediately if any person makes any proposal, offer, inquiry or contact with respect to any of the foregoing without disclosing such person's identity.

11.6 If the AFC Stockholders' Meeting is not held or if the shareholders of AFC do not give their approval to this Agreement and the transactions contemplated herein at the AFC Stockholders' Meeting and this Agreement is terminated as a result thereof, AFC shall pay to BPS an amount of US $ 2,000,000 (in words: two million) (the "Termination Fee") promptly following such termination or concurrent with termination by AFC under the terms of Sec. 9.1(d).

11.7 BPS agrees that, except for shares of AFC common voting stock to be acquired pursuant to the terms of this Agreement, BPS will not and will cause its affiliates not to acquire additional shares of AFC common voting stock before the Closing and after the Closing for so long as a nominee of BPS is a member of the board of AFC and a period of six months after the BPS nominee has resigned pursuant to Sec. 11.2, however at least for a period of two (2) years after the Closing, in open market transactions or otherwise, without the prior written consent of AFC.

11.8 Unaxis hereby irrevocably and unconditionally guarantees (as an independent guarantee) to AFC the due and punctual performance of all of BPS's obligations arising out of, or in connection with, this Agreement. In case of a default by BPS with regard to any of such obligations, Unaxis shall, upon demand by AFC, indemnify AFC or the New LAD Entities, as applicable, against all losses, damages, costs and expenses arising out of such default and will perform such obligations as if Unaxis were substituted for BPS as primary debtor under such obligation.

11.9 AFC hereby irrevocably and unconditionally guarantees (as an independent guarantee) to BPS the due and punctual performance of all of Alpha Subsidiary's obligations arising out of, or in connection with, this Agreement. In case of a default by Alpha Subsidiary with regard to any of such obligations, AFC shall, upon demand by BPS, indemnify BPS against all losses, damages, costs and expenses arising out of such default and will perform such obligations as if AFC were substituted for Alpha Subsidiary as primary debtor under such obligation.

        AFC shall ensure that Alpha Subsidiary shall immediately after the date hereof take all additional steps necessary for a valid entry into this Agreement by Alpha Subsidiary, if any, and submit to the certifying Notary proper evidence thereof. AFC and BPS agree that if and as long as Alpha Subsidiary has not become a party to this agreement AFC will assume the position of Alpha Subsidiary under this Agreement in all respects.

                                   Article 12

                                  Miscellaneous

12.1    Costs

        Each of the parties shall pay all of its expenses (including fees and expenses of legal counsel, financial advisors or other representatives or consultants) incurred by it in connection with the preparation, negotiation, execution and implementation of this Agreement except as otherwise provided herein. The costs of the notarization of this Deed shall be born by BPS and AFC to equal shares.

12.2    Amendment of Agreement

        This Agreement may be amended by the parties at any time provided that any such amendments will be binding only if set forth in writing executed by each of the parties unless notarization is required by law.

12.3    Notices

        All notices, demands and other communications given or delivered under this Agreement will be in writing and will be deemed to have been given when personally delivered or delivered by express courier service or telecopied. Notices, demands and communications to the Parties will, unless another address is specified in writing, be sent to the address indicated below:

        Notices to Unaxis:

        Unaxis-Management Ltd
        Hofwiesenstrasse 135
        P.O. Box 2409
        8021 Zurich
        Switzerland
        Attn.: Thomas Emch, General Counsel
        Facsimile: (+41) 1-360 96 94

        Notices to BPS:

        Balzers Process System GmbH
        Wilhelm-Rohn-Strasse 25
        63450 Hanau
        Germany
        Attn.: Rechtsabteilung
        Facsimile: (+49) 6181 34 11 06

        with a copy to

        Unaxis

        and in both cases

        with a copy to

        Shearman & Sterling
        Mainzer Landstrasse 16
        60325 Frankfurt am Main
        Germany
        Attn.: Dr. Thomas Konig
        Facsimile: (+49) 69-9711 1100

        Notices to AFC or Alpha Subsidiary:

        Applied Films Corporation
        9586 I-25 East Frontage Road
        Longmont, CO 80504
        U.S.A.
        Attn.: Lawrence Firestone
        Facsimile: (+1) 303-774 3251

        with a copy to:

        Varnum, Riddering, Schmidt & Howlett LLP
        333 Bridge Street, N.W,
        P.O. Box 352
        Grand Rapids,
        Michigan 49501-0352
        Attn.: Daniel C. Molhoek
        Facsimile: (+1) 616-336 7000

12.4    Binding Agreement; Assignment

        This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assignees. This Agreement or any rights or obligations hereunder shall not be assignable by either party except with the prior written consent of the other party, except that AFC may assign all of its rights hereunder to a direct or indirect subsidiary of AFC, it being understood that in such case AFC shall remain fully liable for all of AFC's obligations arising out of, or in connection with, this Agreement.

12.5    Invalid or Unenforceable Provisions

        If any of the provisions of this Agreement is or becomes invalid or unenforceable, the remaining provisions of this Agreement shall remain unaffected. The invalid or unenforceable provision shall be replaced by the parties by a valid or enforceable provision which comes as close as possible to the commercial purpose of the invalid or unenforceable provision.

12.6    Entire Agreement, Exhibits, Annexes and Schedules

12.6.1 This Agreement and its Annexes and Exhibits contain the entire agreement between the parties and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.

12.6.2 The Annexes as well as the Schedules to Annexex 5A and 5B, which are not contained in this present Notarial Deed shall be agreed upon in one or more separate Notarial Deeds. These separate Notarial Deeds shall refer to this present Deed and shall form part of this Agreement (and any references to this Agreement shall also include the Notarial Deeds containing the Annexes and Schedules) and the Agreement shall be deemed executed only and when the separate Notarial Deeds are executed and the parties hereto confirm in the last of such additional Notarial Deeds that the parties have agreed on all the Annexes and Schedules and that therefore the Agreement shall be complete. The Notary is hereby instructed to execute and deliver any Authentic Copy ("Ausfertigungen") of this present Deed only together with Authentic Copies of the other Deeds forming part of the Agreement.

12.6.3  Each of the parties hereto hereby grants power of attorney to

-       Dr. Astrid Boos-Hersberger, CH-8057 Zurich, In der Hub 26,

-       lic.iur. Alexandra Schwank, CH-4102 Binningen, Oberwilerstr. 100,

-       Dr. Jennifer Wetterwald, CH-4056 Basel, Klingelbergstrasse 93,

-       lic.iur. Nadja Lifschitz, CH-4055 Basel, Spalenring 71,

-       lic.iur. Reto Kuhne, CH-4102 Binningen, Ob dem Hugliacker 83,

-       Dr.iur. Christoph Meyer, CH-4001 Basel, Gerbergasse 45,

        each of them individually, each of them released from the restrictions imposed by ss. 181 of the German Civil Code or similar restrictions under other applicable jurisdictions, and each of them with the right to grant substitute power of attorney, to set forth and to agree upon the content of the Annexes and Schedules and to confirm that the Annexes and Schedules so set forth are all the Annexes and Schedules and that therefore the Agreement will be completed, and hereby instruct the above persons to proceed in such manner promptly after the present Notarial Deed has been signed.

12.7    Choice of Law

        This Agreement, its interpretation and all questions arising out of, or in connection with, this Agreement, shall be governed by German law, except the UN Convention on Contracts for the Sale of Goods, without giving effect to any choice of law or conflict of law provisions or rules, provided that all corporate actions to be conducted pursuant to this Agreement by AFC with respect to the issuance and delivery of the shares constituting the Stock Component shall be governed by the law of the State of Colorado.

12.8    Settlement of Disputes

        Any differences, questions or disputes arising out of or in connection with this Agreement shall be attempted to be settled by an amicable effort on the part of the Parties. Such effort shall be referred to the Chief Executive Officers of the Parties if no agreement has been achieved within three weeks from the date the first request for an amicable settlement is raised by one of the Parties. The effort shall be considered to have failed, if within two weeks after reference to the Chief Executive Officers they have not resolved the matter amicably.

        If an attempt for a settlement has failed, the differences, questions or disputes arising out of or in connection with the Agreement, including those regarding the breach, termination or validity of the Agreement, shall be finally settled by arbitration in accordance with ICC rules with three arbitrators, the place of arbitration in Brussels, Belgium, and the language being English, without recourse to the ordinary courts of law. The appointing authority shall be the International Chamber of Commerce, Paris (ICC).

12.9 Nothing in this Agreement, express or implied, is intended to confer on any person other than the parties and their respective successors and assigns any rights or remedies under or by virtue of this Agreement.



                                                        (continued on next page)

IN WITNESS THEREOF this Notarial Deed has been read aloud to the persons appearing and was confirmed and approved by the persons appearing. The persons appearing then signed this Deed. All this was done at the day herebelow written in the presence of me, the Notary Public, who also signed this Deed and affixed my official Seal.
Basel, this 18th (eighteenth) day of October 2000 (two thousand)

                                                /s/ Thomas T. Edman
                                             -----------------------------------

                                                /s/ Lawrence D. Firestone
                                             -----------------------------------

                                                /s/ Volker Grafe
                                             -----------------------------------

                                                /s/ Dr. Thomas Emch
                                             -----------------------------------

                                                /s/ Stephan Cueni, Notary
                                             -----------------------------------

Rolls-No.: 740 of 2000/03

03100-00 - Frau Joh - December 29st, 2000



                                  NOTARIAL DEED



                                   Negotiated

                                       at

                                      Hanau

                                       on

                              December 29th, 2000.



                        Before me, the undersigned notary



                                Dr. Frank Bansch



       in the district of the higher regional court of Frankfurt (Germany)



appeared today the following persons:



1. Mr. Lawrence D. Firestone, born March 24, 1958, US-citizen, with private domicile at 325 Roxbury Circle, CO Springs, Colorado 80906, USA, identified by his US-passport, according to his declarations not acting in his own name, but as authorized representative of

        a) Applied Films Corporation ("AFC"), a Colorado Corporation having its registered office in Longmont, Colorado, on the basis of a power of attorney dated December 20th, 2000, a certified copy of which is attached to this Deed, and

        b) AFCO Verwaltungs GmbH, a German limited liability company having its registered seat in Munich, Germany (County Court Munich, HRB 133554), acting not for itself, but as general partner of AFCO GmbH & Co. KG ("Alpha Subsidiary"), a newly formed and not yet registered German limited partnership having its seat in Munchen, Germany,

2. Dr. Thomas Emch, born June 11, 1950, Swiss citizen, with private domicile at CH-8914 Aeugst a. A., Im Uerenberg 10, personally known, according to his declarations not acting in his own name, but as authorized representative of

        a) Balzers Process Systems GmbH ("BPS"), a German limited liability company having its registered seat in Hanau, Germany (County Court Hanau, HRB 5392), on the basis of a power of attorney dated december 20th, 2000, a certified copy of which is attached to this Deed;

        b) Unaxis Holding AG ("Unaxis"), a Swiss stock corporation having its registered office in Zurich, Switzerland, on the basis of a power of attorney dated December 20th, 2000, a certified copy of which is attached to this Deed.

        The persons appeared requested that this Deed including its Annexes and Exhibits be recorded in English. The acting notary who is in sufficient command of the English language and ascertained that the persons appeared are also in command of the English language. After having been instructed by the notary, the persons appeared waived the right to obtain the assistance of a certified interpreter.

        The acting notary explained to the persons appeared the contents of ss. 3 para. 1 (7) of the German Notarization Act (Beurkundungsgesetz). The persons appeared confirmed to the notary that he has not been involved in the transaction within the meaning of ss. 3 para. 1(7) of the German Notarization Act.

        The persons appeared, acting as stated above, requested the notarization of the following:

                               AMENDMENT AGREEMENT



           TO THE SHARE PURCHASE AND EXCHANGE AGREEMENT (NOTARIAL DEED
          DATED AS OF OCTOBER 18, 2000, A. PROT. 2000/308 OF THE NOTARY
                              STEPHAN CUENI, BASEL)



                                    Preamble

A. On October 18, 2000, the Parties entered into a Share Purchase and Exchange Agreement (Notarial Deed A. Prot. 2000/308 of the notary Stephan Cueni, Basel, Switzerland) attached hereto (without appendices) as Appendix A (the "Share Purchase and Exchange Agreement") providing for the sale and transfer of the LAD Business of the Unaxis group to AFC and certain of its subsidiaries subject to a reorganization of the LAD group as described in detail in a Reorganization Memorandum attached to the Share Purchase and Exchange Agreement.

B. Sec. 1.1 of the Share Purchase and Exchange Agreement provides that the LAD Reorganization will be carried out on the basis of a reorganization Documentation as defined therein which is attached in a preliminary form to the Share Purchase and Exchange Agreement and which is to be further developed, completed and updated by BPS in consultation with AFC.

        Furthermore, Sec. 1.1 of the Share Purchase and Exchange Agreement provides that certain disclosure schedules attached in a preliminary form to the Share Purchase and Exchange Agreement will also be further developed, completed and updated by BPS in consultation with AFC.

C. The Parties have agreed upon certain amendments to the Share Purchase and Exchange Agreement, including certain modifications in the LAD Reorganization, and have completed the Reorganization Documentation and the Preliminary Schedules.

NOW, THEREFORE, the Parties agree as follows:



                                    Article 1



        Appendix 1 hereto contains updated and completed versions of all parts of the Reorganization Documentation as well as the completed list of employments as agreed between the Parties.



                                    Article 2



        Appendix 2 hereto contains updated and completed versions of the Preliminary Schedules as agreed between the Parties.



                                    Article 3



3.1 Annex B to the Share Purchase and Exchange Agreement shall be replaced by a modified Reorganization Memorandum attached hereto as Appendix 3.

3.2 Sec. B, 3rd sentence of the Preamble of the Share Purchase and Exchange Agreement shall be deleted and replaced by the following provision:

        "For this purpose, all assets and certain liabilities (including employments) of the LAD Business operated in Germany, Belgium and Korea will be transferred to new entities (the "New LAD Entities") as described in more detail in the memorandum attached as Annex B (the "Reorganization Memorandum")."

3.3 Sec. D, first sentence of the Preamble of the Share Purchase and Exchange Agreement shall be deleted and replaced by the following provision:

        "AFC and BPS have agreed on a transaction in which Alpha Subsidiary will acquire all shares and limited partnership interests in the New LAD Entities in Germany, and AFC or other designated subsidiaries of AFC will acquire all shares in the other New LAD Entities, and take over the assets and liabilities (including employments) of the LAD activities in USA, Hong Kong, China, Japan and Taiwan (the "Foreign Assets and Liabilities").



                                    Article 4



        Sec. 1.1, fourth sentence of the Share Purchase and Exchange Agreement shall be deleted and replaced by the following provision:

        "A preliminary list of the employments which will be transferred to the New LAD Entities or to AFC or its designated subsidiary is attached as Annex 1.1.4."



                                    Article 5



5.1 Sec. 2.2 of the Share Purchase and Exchange Agreement shall be deleted and replaced by the following provision:



        "Subject to the conditions precedent set forth in Article 8 and subject to the further condition that the cash payment pursuant to Sec. 3.3 para. 3.3.1, the delivery of shares of AFC voting common stock pursuant to Sec. 3.3 para. 3.3.2, the repayment of the IKB Loan, if required pursuant to Sec. 4.4, and the cash payment in the amount of US $ 4,000,000 (in words: four million) pursuant to Sec. 4A.1, first sentence is made in accordance with such provisions, BPS hereby assigns the KG Interest (subject to registration in the Commercial Register) and the GmbH Share as of the Closing Date to Alpha Subsidiary which accepts such assignment (such assignment hereinafter the "Closing")."

5.2 Sec. 2.5 first sentence of the Share Purchase and Exchange Agreement shall be deleted and replaced by the following provision:

        "Unaxis and AFC agree that the shares in the New LAD Entities other than NewCo KG and NewCo GmbH (the "Foreign Shares") as well as the Foreign Assets and Liabilities shall be sold to AFC or its designated subsidiaries and, subject to the conditions referred to in Sec. 2.2 above, transferred to AFC or its designated subsidiaries on (and with respect to Taiwan and China as soon as legally permissible after) the Closing Date."

                                    Article 6



        Article 3 of the Share Purchase and Exchange Agreement shall be deleted in its entirety and replaced by the following provision:



                                   "Article 3

                                  Consideration



3.1 Subject to the adjustments set forth in Sec. 3.2 below, the aggregate consideration owed by (i) Alpha Subsidiary for the acquisition of the Shares and (ii) AFC or its designated subsidiary for the acquisition of the Foreign Shares and the Foreign Assets and Liabilities shall be equal to (a) US $ 60,000,000 (in words: sixty million) adjusted as set forth below (the "Cash Component") and (b) 673,353 (in words: six hundred seventy-three thousand three hundred fifty-three) no par value shares of AFC voting common stock (the "Stock Component"). The Cash Component, subject to the adjustment pursuant to Sec. 3.2, and the Stock Component are collectively referred to herein as the purchase price (the "Purchase Price").

3.2     The Cash Component shall be adjusted as follows:

        If the aggregate sum of net equity (bilanzielles Reinvermogen) of the New LAD Entities and of the Foreign Assets and Liabilities as of the Closing Date as defined in Annex 3.4.1 and determined on a non-consolidated basis on the basis of the Final Closing Balance Sheets in accordance with the provisions of Sec. 3.5 (the "LAD Net Equity") is in excess of zero, then the Cash Component shall be increased by the amount of such excess (the "Excess Amount") and if the LAD Net Equity is lower than zero, then the Cash Component shall be reduced by the amount of such shortfall (the "Shortfall Amount").

3.3 The Purchase Price shall be paid by AFC (also on behalf of Alpha Subsidiary for the Shares and its designated subsidiaries, if any, for the Foreign Shares and the Foreign Assets and Liabilities) as follows:

3.3.1 A cash payment of US $ 50,000,000 (in words: fifty million) shall be made by AFC on the Closing Date by wire transfer of immediately available funds at AFC's expense to such account(s) as BPS may specify in writing to AFC at least three business days prior to the Closing Date.

3.3.2 673,353 shares of AFC voting common stock shall be delivered by Alpha Subsidiary on the Closing Date to BPS.

3.3.3 The portion of the Cash Component as adjusted pursuant to Sec. 3.2 exceeding an amount of US $ 50,000,000 (in words: fifty million), if any, plus interest thereon in the amount of 6.0 % p.a. as from the Closing Date ("Deferred Payment") less the amount of any disbursements by Deutsche Bank to BPS pursuant to Sec. 4A.2.1 or 4A2.2 shall be paid by AFC within five (5) business days after the determination of the Final Closing Balance Sheets pursuant to Sec.
        3.5 (the "Determination Date") in the same manner as set forth in Sec.
        3.3.1. If the Cash Component as adjusted pursuant to Sec. 3.2 is lower than US $ 50,000,000 (in words: fifty million) an amount equal to such shortfall plus interest thereon in the amount of 6.0 % p.a. as from the Closing Date less the amount of the Assignment Consideration, if any, the Transfer Consideration and any Indemnification Claims which are not covered by disbursements by Deutsche Bank to BPS pursuant to Sec. 4A.2.3
        (a) shall be paid by BPS within five (5) business days after the Determination Date by wire transfer of immediately available funds at BPS's expense to such account(s) as AFC may specify in writing to BPS within two (2) business days after the Determination Date.

3.4 Any payments made by AFC to BPS in accordance with the foregoing provisions or on behalf of AFC in accordance with Art. 4A are made with full release effect (schuldbefreiende Wirkung) for Alpha Subsidiary and AFC or its designated subsidiaries vis-a-vis Unaxis, BPS and the Unaxis subsidiaries selling the Foreign Shares and the Foreign Assets and Liabilities and BPS will receive the payments also on behalf of Unaxis and/or such Unaxis subsidiaries and be responsible for the disbursement of the received amounts as internally agreed. Any payments made by BPS to AFC in accordance with the foregoing provisions or on behalf of BPS in accordance with Art. 4A are made with full release effect for BPS vis-a-vis Alpha Subsidiary and AFC or its designated subsidiaries and AFC will receive the payments also on behalf of Alpha Subsidiary and the designated subsidiaries of AFC, if any, and be responsible for the disbursement of the received amounts as internally agreed.

3.5 The Final Closing Balance Sheets, the LAD Net Equity and the Excess Amount or the Shortfall Amount, if any, will be determined as follows:

        (a) Within sixty (60) days after the Closing Date, AFC shall ensure the preparation of (i) balance sheets of each of the New LAD Entities and the Foreign Assets and Liabilities (pro-forma) as of the Closing Date (the" Proposed Closing Balance Sheets"), denominated in Deutsche Mark and prepared in accordance with IAS accounting principles and the principles of the Unaxis Reporting Manual as applicable as of the date hereof and the principles set forth in Annex 3.5 (a), and (ii) a report (the "AFC Report") calculating the LAD Net Equity and the Excess Amount or the Shortfall Amount, if any, and provide a copy of the Proposed Closing Balance Sheets and the AFC Report to BPS. At all times during the preparation of the Proposed Closing Balance Sheets and the AFC Report, AFC and its personnel, agents, accountants and other professional advisors involved in the preparation thereof shall, and AFC shall cause NewCo KG and its personnel, agents, accountants and other professional advisors involved to cooperate with and permit BPS and its personnel, agents, auditors, accountants and other professional advisors and allow them to observe such preparation.

        (b) BPS shall have thirty (30) days after receipt of the Proposed Closing Balance Sheets and the AFC Report to review such documents and determine whether it agrees with AFC's Proposed Closing Balance Sheets and determination of the Excess Amount or the Shortfall Amount, if any. During such period of time and in order to further enable BPS to conduct such review, AFC shall make available to BPS and its personnel, agents, accountants and other professional advisors
              (i) the books and record (including relevant workpapers) used in the preparation of the Proposed Closing Balance Sheets and (ii) AFC's personnel, agents, auditors or accountants responsible for the preparation of the Proposed Closing Balance Sheets and the AFC Report. In the event that BPS disagrees with the Proposed Closing Balance Sheet or the AFC Report as to the determination of the Excess Amount or the Shortfall Amount, if any, BPS shall notify AFC in writing of such disagreement within such 30 day period.

        (c) If BPS and AFC disagree on the Proposed Closing Balance Sheets or the AFC Report, then BPS and AFC shall attempt to resolve such disagreement by meeting and conferring in good faith during the 15-day period following BPS's written notification to AFC of its disagreement.

              If BPS and AFC are unable to resolve their disagreement within such 15-day period, BPS and AFC agree to retain the Frankfurt office of KPMG Deutsche Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft (the "Accounting Mediator") to mediate the dispute. The Accounting Mediator shall conduct such mediation as expert arbitrator (Schiedsgutachter). The Accounting Mediator shall render a decision, if possible within a three months period, regarding the disputed Adjustment Amount, which decision shall be final and binding, and judgment upon the decision rendered by the Accounting Mediator may be entered by any court of competent jurisdiction. The Accounting Mediator shall also decide on the allocation of the costs of the mediation procedure in accordance with ss.ss. 91 et seq. of the German Civil Procedure Rules (Zivilprozessordnung).

        (d) The Proposed Closing Balance Sheets shall be the "Final Closing Balance Sheets" unless BPS notifies AFC of its disagreement in accordance with sub-para. (b). If BPS timely notifies AFC of its disagreement, the Proposed Closing Balance Sheets as adjusted as a result of the foregoing dispute resolution process set forth in sub-para. (c) shall be the "Final Closing Balance Sheets".



                                    Article 7



7.1 In Sec. 4.1 first sentence, the words "On the date on which the payments set forth in para. 3.4.1 or 3.4.2 are made" shall be deleted and replaced by the words "Within five (5) days after the Determination Date".

        The last sentence of Sec. 4.1 of the Share Purchase and Exchange Agreement shall be deleted and replaced by the following provision:

        "Subject to Sec. 4.3, the Assignment Consideration shall be paid by Alpha Subsidiary by wire transfer of immediately available funds at Alpha Subsidiary's expense on the date of assignment to an account of Unaxis as specified at least three business days in advance".

7.2 The following new Sec. 4.2 shall be added in Article 4 of the Share Purchase and Exchange Agreement after Sec. 4.1:

"4.2 Within five (5) days after the Determination Date, Alpha Subsidiary shall pay to BPS the purchase prices owed by the New LAD Entities in Korea and Belgium for the acquisition of the assets and liabilities related to the LAD Business in their respective countries in the LAD Reorganization in accordance with the asset purchase agreements to be entered into by such New LAD Entities and the respective subsidiaries of Unaxis plus interest thereon in an amount of 6 % p.a. as from the Closing Date (the "Transfer Consideration"). Such payment shall be made subject to Sec. 4.3 in the same manner as set forth in Sec. 4.1, last sentence. The payment shall be made on behalf of, and with full release effect for, the New LAD Entities in Korea and Belgium and BPS will receive such payment on behalf of the respective Unaxis subsidiaries and be responsible for the disbursement of the received amount as internally agreed."

7.3 The following new Sec. 4.3 shall be added in Article 4 of the Share Purchase and Exchange Agreement after Sec. 4.2:

        "4.3 The aggregate amount of payments to be made by Alpha Subsidiary pursuant to Sec. 4.1 and 4.2 shall be reduced by the amount of any disbursements by Deutsche Bank to BPS pursuant to Sec. 4A.2.3 (a) or by the reduction of BPS's payment obligation pursuant to Sec. 3.3.3, second sentence, if any."

7.4     The old Sec. 4.2 shall become Sec. 4.4.



                                    Article 8



        After Art. 4, the following new Article 4A shall be inserted:

                                   "Article 4A

                             Security for BPS Claims



        The Parties agree that BPS's claims to collect (i) the Deferred Payment referred to in Sec. 3.3.3, if any, (ii) the Assignment Consideration referred to in Sec. 4.1, if any, (iii) the Transfer Consideration referred to in Sec. 4.2 and (iv) any indemnification payments from AFC, Alpha Subsidiary or NewCo KG in the event that any of the outstanding payment guarantees and sureties issued by certain banks to LAD customers or other beneficiaries with regard to existing performance obligations to be transferred to NewCo KG in the LAD Reorganization as listed in Annex 4A.1 are called by the respective beneficiaries (the "Indemnification Claims") shall be secured as follows:

4A.1 On the Closing Date, AFC shall make a cash payment in EURO in the amount of US $ 4,000,000 (in words: four million) converted into EURO at the average exchange rate as officially quoted by the Frankfurt Foreign Currency Exchange (amtlicher Mittelkurs) on the last business day immediately preceding the Closing Date (the "Conversion Rate") to a joint bank account of BPS and Alpha Subsidiary (the "Joint Bank Account") to be opened with Deutsche Bank, Frankfurt, prior to the Closing Date. Furthermore, two additional cash payments in EURO, each in the amount of US $ 2.000.000.-- (in words: Two million) converted into EURO at the Conversion Rate, shall be made by AFC on January 31, 2001 and February 28, 2001, respectively, to the Joint Bank Account. The sum of all cash payments made by AFC into the Joint Bank Account pursuant to the following provisions is referred to herein as "Adjustment Escrow Cash Amount".

4A.2 The Adjustment Escrow Cash Amount plus interest thereon as accrued shall be released by Deutsche Bank only in accordance with joint written instructions of BPS and AFC. BPS and AFC shall give the following instructions to Deutsche Bank:

4A.2.1 If the Deferred Payment (converted into EURO at the Conversion Rate) is equal to, or in excess of, the Adjustment Escrow Cash Amount plus interest thereon as accrued, then Deutsche Bank shall disburse to BPS the entire Adjustment Escrow Cash Amount plus interest thereon as accrued within five (5) business days after the Determination Date and AFC's obligation pursuant to Sec. 3.3.3 shall be deemed fulfilled to the extent that such disbursement is made. Any excess obligation of AFC pursuant to Sec. 3.3.3 shall remain unaffected.

4A.2.2 If the Deferred Payment (converted into EURO at the Conversion Rate) is lower than the Adjustment Escrow Cash Amount plus interest thereon as accrued, then Deutsche Bank shall disburse to BPS that portion of the Adjustment Escrow Cash Amount plus interest thereon as accrued equal to the Deferred Payment (converted into EURO at the Conversion Rate) within five (5) business days after the Determination Date and AFC's obligation pursuant to Sec. 3.3.3 shall be deemed fulfilled to the extent that such disbursement is made.

4A.2.3 Any portion of the Adjustment Escrow Cash Amount plus interest thereon as accrued remaining on the Joint Bank Account after the disbursement pursuant to Sec. 4A.2.2

        (the "Remaining Escrow Cash Amount") shall be disbursed by Deutsche Bank as follows:

        (a) To the extent that the Assignment Consideration, if any, the Transfer Consideration or any Indemnification Claims are not paid by AFC, Alpha Subsidiary or NewCo KG, respectively, as and when due, Deutsche Bank shall disburse to BPS that portion of the Remaining Escrow Cash Amount plus interest thereon as accrued equal to such unpaid amounts plus interest thereon in an amount of 6 % p.a. as from the respective due dates reduced by any Shortfall Payment Amount payment due from BPS pursuant to Sec. 3.3.3 (the "Not Outstanding Amount"), provided that BPS's obligation pursuant to Sec. 3.3.3 shall be deemed fulfilled to the extent that such deduction is made. If the Remaining Escrow Cash Amount is lower than the Not Outstanding Amount, BPS shall be entitled to allocate the disbursement actually received to the Assignment Consideration, the Transfer Consideration or the Indemnification Claims. The obligations of AFC, Alpha Subsidiary or NewCo KG regarding the Assignment Consideration, the Transfer Consideration or Indemnification Claim shall be deemed fulfilled to the extent that such disbursement (as allocated by BPS) is made and any excess obligations shall remain unaffected.

        (b) Any portion of the Remaining Escrow Cash Amount plus interest thereon as accrued not disbursed to BPS pursuant to para. (a) shall be disbursed by Deutsche Bank to AFC as soon as the performance obligations covered by payment guarantees and sureties listed in Annex 4A.1 have been validly transferred to NewCo KG.



                                    Article 9



9.1 Sec. 7.1.6 of the Share Purchase and Exchange Agreement shall be deleted and replaced by the following provision:

        "BPS shall maintain commercially reasonable and appropriate insurance coverage for the LAD Business consistent with past practice, provided that BPS and Alpha Subsidiary will attempt to have such insurances transferred to the New LAD Entities, AFC or its designated subsidiaries with effect as from the Closing."

9.2 Sec. 7.1.8 of the Share Purchase and Exchange Agreement shall be deleted and replaced by the following provision:

"7.1.8 The New LAD Entities, AFC or its designated subsidiaries, as the case may be, on the one hand, and BPS or any other company of the Unaxis Group currently operating the LAD Business on the other hand, shall, subject to the prior approval of AFC, such approval not to be unreasonably withheld, enter into intercompany service agreements relating to the joint use of certain facilities on commercially reasonable terms and conditions. BPS shall ensure that the employees of NewCo KG which will be working at the Hanau site until the completion of the Restructuring Program as defined in Sec. 1.6 will be allowed to use the Hanau casino on the same terms and conditions as applicable as of the Closing Date. Alpha Subsidiary shall reimburse to BPS on a pro rata basis the portion of the payment made by BPS to the caterer operating the Hanau casino corresponding to the number of NewCo KG's employees working at the Hanau site as compared to the overall number of employees working at the Hanau site and entitled to use the Hanau casino from time to time."

9.3 The following new provision shall be added in Article 7 of the Share Purchase and Exchange Agreement as new Sec. 7.1.9:

        "With respect to letters of credit issued in favor of BPS which are to be transferred to NewCo KG as part of the LAD Business in the LAD Reorganization and which are not amended or reissued in favor of NewCo KG on or prior to the Closing, BPS shall use its best efforts to enable NewCo KG to obtain all payments covered by such letters of credit in accordance with the terms and conditions of such letters of credit."

9.4 Sec. 7.6, first sentence, of the Share Purchase and Exchange Agreement shall be deleted and replaced by the following provision:

        "AFC, Alpha Subsidiary and BPS shall cooperate in good faith and use their best efforts to obtain as promptly as possible the consents to the transfer of the contracts and other legal relationships to be transferred to NewCo KG or the other New LAD Entities in the LAD Reorganization and to AFC or its designated subsidiaries, if any, as part of the Foreign Assets and Liabilities, from the respective contractual parties."

9.5 The following new provision shall be added in Article 7 of the Share Purchase and Exchange Agreement as new Sec. 7.7:

"7.7 The Parties shall cooperate in good faith and use their best efforts to transfer the activities of the LAD Business located in Taiwan ("LAD Taiwan") and the LAD Business located in China ("LAD China") as promptly as permitted by law after the Closing to AFC or its designated subsidiaries. Until such transfers become effective, AFC or its designated subsidiaries shall in all respects be put into a position as if LAD Taiwan and LAD China had already been transferred and, in particular, bear the economic burden and receive the economic benefit of LAD Taiwan and LAD China.



                                   Article 10



10.1    Sec. 8.2 of the Share Purchase and Exchange Agreement including Annex
        7.6 shall be deleted.

10.2 Sec. 8.4 of the Share Purchase and Exchange Agreement shall be amended to read as follows:

        "8.4 NewCo KG has a valid lease agreement with BuL Vermietungsgesellschaft mbH & Co. KG regarding the Hanau site substantially in the form as attached hereto as Annex 8.4.1, but providing for monthly rent reductions commensurate with the reduced use of space by NewCo KG at the end of the respective months."

10.3 Sec. 8.7 of the Share Purchase and Exchange Agreement shall be amended to read as follows:

        "8.7 The LAD Reorganization with respect to the LAD Business in Germany shall have become effective in accordance with Sec. 1 of the Reorganization Memorandum."



                                   Article 11



        Annex 10.1 of the Share Purchase and Exchange Agreement shall be replaced by a new version of Annex 10.1 attached hereto as Appendix 4.



                                   Article 12



        Sec. 3 (c) third sentence of Annex 5 A to the Share Purchase and Exchange Agreement shall be deleted and replaced by the following sentence:

        "With regard to the patents, trade and service marks and all applications for any of the foregoing identified in Schedule 3 (c) 3 of the BPS Disclosure Memorandum as updated pursuant to Article 1 of this Agreement (the "Licensed Intellectual Property Rights"), BPS owns such rights or has a valid license or sublicenses thereof and the licenses and sublicenses thereof to the LAD Business are valid license agreements."



                                   Article 13



        Alpha Subsidiary shall procure that NewCo KG obtains as soon as possible the approval of the competent authorities or the relevant third parties to the transfer of public subsidy relationships which are to be transferred to NewCo KG as part of the LAD Business. Furthermore, Alpha Subsidiary shall ensure that NewCo KG complies with the terms and conditions applicable to the granting of such subsidies until such approval has been given and AFC and Alpha Subsidiary shall provide all necessary assurances as reasonably requested by the competent authorities or relevant third parties for giving their approval.

                                   Article 14



        Neither AFC, Alpha Subsidiary, nor any of the New LAD Entities shall be entitled to use the name "Leybold" as a company name or as trademark or as part thereof or in any other way, provided that Alpha Subsidiary shall ensure that NewCo KG and NewCo GmbH delete "Leybold" from their company names as promptly as possible after the Closing and NewCo KG and NewCo GmbH are entitled to use the name "Leybold" as company name for such interim period after the Closing Date and shall discontinue to use the name "Leybold" in any respect thereafter.



                                   Article 15



15.1 All capitalized terms not otherwise defined herein shall have the same meaning in this Agreement as assigned thereto in the Share Purchase and Exchange Agreement.

15.2    Costs

        Each of the parties shall pay all of its expenses (including fees and expenses of legal counsel, financial advisors or other representatives or consultants) incurred by it in connection with the preparation, negotiation, execution and implementation of this Agreement except as otherwise provided herein. The costs of the notarization of this Deed shall be borne by BPS and AFC to equal shares. The costs of the establishment of branch offices or representative offices of ACF or any of its subsidiaries, as the case may be, in China, Taiwan and Japan in connection with the transfer of the LAD Business pursuant to the Share Purchase and Exchange Agreement, as amended, shall be borne by BPS.

15.3    Amendment of Agreement

        This Agreement may be amended by the parties at any time provided that any such amendments will be binding only if set forth in writing executed by each of the parties unless notarization is required by law.

15.4    Notices

        All notices, demands and other communications given or delivered under this Agreement will be in writing and will be deemed to have been given when personally delivered or delivered by express courier service or telecopied. Notices, demands and communications to the Parties will, unless another address is specified in writing, be sent to the address indicated below:

Notices to Unaxis:

        Unaxis-Management Ltd
        Hofwiesenstrasse 135
        P.O. Box 2409

        8021 Zurich
        Switzerland
        Attn.: Thomas Emch, General Counsel
        Facsimile: +41-1-360 9694

Notices to BPS:

        Balzers Process Systems GmbH
        Wilhem-Rohn-Strasse 25
        63450 Hanau
        Germany
        Attn.: Rechtsabteilung
        Facsimile: +49-6181 34 1106

        with a copy to Unaxis and in both cases with a copy to:

        Shearman & Sterling
        Mainzer Landstrasse 16
        60325 Frankfurt am Main
        Germany
        Attn.: Dr. Thomas Konig
        Facsimile: (+49) 69-9711 1100

        Notices to AFC or Alpha Subsidiary:

        Applied Films Corporation
        9586 I-25 East Frontage Road
        Longmont, CO 80504
        U.S.A.
        Attn.: Lawrence Firestone
        Facsimile: (+1) 303-774 3251

        with a copy to:

        Varnum, Riddering, Schmidt & Howlett LLP
        333 Bridge Street, N.W,
        P.O. Box 352
        Grand Rapids,
        Michigan 49501-0352
        Attn.: Daniel C. Molhoek
        Facsimile: (+1) 616-336 7000


15.5    Invalid or Unenforceable Provisions

        If any of the provisions of this Agreement is or becomes invalid or unenforceable, the remaining provisions of this Agreement shall remain unaffected. The invalid or unenforceable provision shall be replaced by the parties by a valid or enforceable provision which comes as close as possible to the commercial purpose of the invalid or unenforceable provision.

15.6    Choice of Law

        This Agreement, its interpretation and all questions arising out of, or in connection with, this Agreement, shall be governed by German law, except the UN Convention on Contracts for the Sale of Goods, without giving effect to any choice of law or conflict of law provisions or rules, provided that all corporate actions to be conducted pursuant to this Agreement by AFC with respect to the issuance and delivery of the shares constituting the Stock Component shall be governed by the law of the State of Colorado.

15.7    Each of the Parties hereto hereby grants power of attorney to

        - Doris Schott with office domicile at Nu(beta)allee 24, 63450 Hanau, Germany,

        - Marion Klemm-Dombrowski, with office domicile at Nu(beta)allee 24, 63450 Hanau, Germany

        - Melanie Joh, with office domicile at Nu(beta)allee 24, 63450 Hanau, Germany each of them individually, each of them released from the restrictions imposed by ss. 181 of the German Civil Code or similar restrictions under other applicable jurisdictions, and each of them with the right to grant substitute power of attorney to notarice, to set forth and to agree upon the content of the Annexes Appendices and Schedules and to confirm that the Annexes, Appendices and Schedules so set forth are all the Annexes, Appendices and Schedules and that therefore the Agreement will be completed, and and/or to sign them hereby instruct the above persons to proceed in such manner promptly after the present Notarial Deed has been signed.

15.8 Any provisions of the Share Purchase and Exchange Agreement not especially amended herein shall remain unaffected.

        The above Deed has been read to the persons appeared in the presence of the notary, approved by them and signed by them and by the notary as follows.

        The other Annexes, Appendices and Exhibits were presented to the Parties and but not signed by them, but by Miss Melanie Joh instead of them. On this behalf the notary informed the Parties that the Annexes, Appendices and Schedules that consist of an inventory of things, rights or legal relationships which are already in existence do not have to be read to the Parties according to ss. 14 of the German Notarization Act (Beurkundungsgesetz) but are nevertheless part of the notarial deed and this part of the agreement. After the Parties were instructed accordingly they waived the reading of the above mentioned documents but not the attachment of the alone mentioned documents to this notarial record.

        sign. Thomas Emch

        sign. Lawrence D. Firestone

        sign. Dr. Frank Bansch, Notar      L. S.

                                                                       Exhibit C
                                                                       ---------

                             JOINT FILING AGREEMENT

                  The undersigned hereby agree that the Statement on Schedule 13D, dated January 10, 2001 ("Schedule 13D"), with respect to the shares of common stock, no par value, of Applied Films Corporation is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

                  IN WITNESS WHEREOF, the undersigned have executed this Agreement dated January 10, 2001.

                                           UNAXIS DEUTSCHLAND GMBH


                                           By:      /s/ Volker Grafe
                                               ---------------------------------
                                           Name:  Volker Grafe
                                           Title:  Managing Director


                                           UNAXIS DEUTSCHLAND HOLDING GMBH


                                           By:      /s/ Volker Grafe
                                               ---------------------------------
                                           Name:  Volker Grafe
                                           Title: Managing Director


                                           UNAXIS HOLDING AG


                                           By:      /s/ Kurt Mueck
                                               ---------------------------------
                                           Name:  Kurt Mueck
                                           Title:  Executive Vice President


                                           By:      /s/ Dr. Thomas Emch
                                               ---------------------------------
                                           Name:  Dr. Thomas Emch
                                           Title:  General Counsel